Exhibit 99.1

HEXO CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of HEXO Corp. (the “Corporation”) will be held on June 14, 2022 at 4:00 p.m. (EDT) for the following purposes:

1.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Note Amendment Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular relating to the Meeting (the “Circular”), authorizing and approving certain amendments to the Corporation’s senior secured convertible note due May 1, 2023, issued on May 27, 2021, in an original aggregate principal amount of US$360 million (as amended, the “Amended Note”) as required pursuant to the rules of the Toronto Stock Exchange (the “TSX”), including (i) the potential issuance of more than 25% of the issued and outstanding Common Shares (on a non-diluted basis) in connection with the Amended Note; (ii) the issuance of Common Shares to Tilray Brands, Inc., the proposed holder of the Amended Note, which may “materially affect control” of the Corporation; and (iii) the potential issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares less the maximum allowable discount, both as determined by TSX rules, in the event that it wishes to or is required to satisfy certain redemption or other payments under or in connection with the Amended Note in Common Shares;

2.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Standby Commitment Resolution”), the full text of which is set forth in Appendix B to the accompanying Circular, approving certain aspects of the Corporation’s equity purchase agreement (the “Equity Purchase Agreement”) with 2692106 Ontario Inc. (the “Investor”) and KAOS Capital Ltd. (“KAOS”), pursuant to which the Investor agreed to subscribe for, and the Corporation agreed to issue and sell, on and subject to the terms of the Equity Purchase Agreement, up to $180 million in Common Shares of the Corporation (the “Standby Commitment”), as required pursuant to the rules of the TSX, including (i) the potential issuance of more than 25% of the issued and outstanding Common Shares (on a non-diluted basis) to the Investor; (ii) the issuance of Common Shares to the Investor which may “materially affect control” of the Corporation; and (iii) the potential issuance of Common Shares to the Investor at a price less than the market price of the Common Shares less the maximum allowable discount, both as determined by TSX rules; and

3.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Circular.

The Board of Directors of the Corporation has fixed May 4, 2022 as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of the novel coronavirus (COVID-19), comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual-only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

Proxies must be deposited with TSX Trust Company not later than 4:00 p.m. (EDT) on June 10, 2022, or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

In order to attend, participate in or vote at the Meeting (including to vote or ask questions at the Meeting), registered Shareholders and duly appointed proxyholders must have a valid username. Guests are welcome to attend and listen to the live webcast, but will be unable to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://virtual-meetings.tsxtrust.com/en/1361 and select “Join as a Guest” when prompted.

Registered Shareholders: Registered Shareholders may attend, participate in and vote at the Meeting. Registered Shareholders and duly appointed proxyholders will be able to access the Meeting at https://virtual-meetings.tsxtrust.com/en/1361. Registered Shareholders may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting. The 12-digit control number is located on your form of proxy. The password for the Meeting is “hexo2022” (case sensitive). If as a registered Shareholder you use your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the meeting as a guest.

Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including non-registered Shareholders who have appointed themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form, as applicable, AND register the proxyholder in advance of the proxy cut-off at 4:00 p.m. (EDT) on June 10, 2022 or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date at which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice. Following registration of a proxyholder, the Corporation’s transfer agent, TSX Trust Company, will provide duly appointed proxyholders with a 12-digit control number by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2022” (case sensitive).

Non-Registered Shareholders: Non-registered Shareholders (being beneficial Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest and view the webcast but will not be able to participate in or vote at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting virtually, please exercise your right to vote by completing, signing, dating and returning the accompanying form of proxy to TSX Trust Company, the transfer agent of the Corporation, as soon as possible, so that as large a representation as possible may be had at the Meeting. To be valid, completed proxy forms must be signed, dated and deposited with TSX Trust Company using one of the following methods:

By Mail Delivery Using the Mail Return Envelope Provided by TSX Trust Company:	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario M5H 4H1

By Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

If a Shareholder receives more than one form of proxy because such Shareholder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

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If you have any questions about any of the information in this Notice of Meeting or the accompanying Circular or require assistance in completing your form of proxy or voting instruction form, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1.888.999.2602 toll-free in North America or at 1.289.695.3075 outside of North America, or by email at assistance@morrowsodali.com.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of Common Shares (the “Non-Registered Shareholders”) and for registered Shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Shareholders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of this Notice, the Circular, the form of proxy, and other meeting materials (collectively the “Meeting Materials”), Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and-access provisions.

Websites Where Meeting Materials Are Posted

Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the Meeting Materials maintained by the Corporation’s transfer agent and registrar. The Meeting Materials will remain posted on TSX Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on TSX Trust Company’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call or email the Corporation’s transfer agent and registrar, TSX Trust Company, toll free at 1-866-600-5869 or TMXEInvestorServices@tmx.com. Requests should be received by June 3, 2022 in order to receive the Meeting Materials in advance of the Meeting.

The Circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice. Additional information about the Corporation and its consolidated financial statements are also available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

DATED at Gatineau, Québec this May 9, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Charlie Bowman”

Charlie Bowman

Acting President and Chief Executive Officer

3

HEXO CORP.

TSX: HEXO

NASDAQ: HEXO

INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 14, 2022

PURPOSES OF SOLICITATION

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF HEXO CORP. (the “Corporation” or “HEXO”) of proxies to be used at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held on June 14, 2022 at 4:00 p.m. (EDT) and at any adjournment or postponement thereof, for the purposes set out in the enclosed notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the “Circular”), the form of proxy for the Meeting and other meeting materials (collectively, the “Meeting Materials”) to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation. The Corporation has engaged Morrow Sodali (Canada) Ltd. (“Morrow Sodali”) as the Corporation’s strategic shareholder advisor and proxy solicitation agent and will pay fees of up to approximately $50,000 to Morrow Sodali to assist in the solicitation of proxies with respect to matters to be considered at the Meeting.

The Corporation may utilize the Broadridge QuickVote service to assist non-objecting beneficial Shareholders with voting their Common Shares. Non-objecting beneficial Shareholders may be contacted by Morrow Sodali to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of such Common Shares to be represented at the Meeting.

The information in this Circular is given as at May 9, 2022 unless otherwise indicated.

INFORMATION CONTAINED IN THIS CIRCULAR

All capitalized terms used herein but not otherwise defined have the meanings set forth under the heading “GLOSSARY OF DEFINED TERMS”, or elsewhere in this Circular.

No person is authorized to give any information or make any representation in connection with the Note Transaction and the Standby Commitment not contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on the Corporation’s and/or Tilray Brands, Inc.’s (“Tilray”) website is inconsistent with this Circular, you should rely on the information provided in this Circular.

All summaries of and references to Transaction Documents in this Circular, including the Transaction Agreement, the Assignment and Assumption Agreement and the form of Amended Note, and the Equity Purchase Agreement, are qualified in their entirety by the complete text of such documents, which are available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. You are urged to carefully read the full text of the Transaction Agreement, the Assignment and Assumption Agreement, the form of Amended Note and the Equity Purchase Agreement.

The Corporation has not made any independent inquiries as to the accuracy or completeness of any information relating to Tilray, HT Investments MA LLC (“HTI”), 2692106 Ontario Inc. (the “Investor”) or KAOS Capital Ltd. (“KAOS”) included herein; however, the Corporation has no reason to believe such information is misleading or inaccurate. Neither the Board nor the Corporation assumes any responsibility for the accuracy or completeness of such information or for any omission to disclose facts or events that may affect the accuracy or completeness of any such information.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. The delivery of this Circular will not, under any circumstances, create an implication that there has been no change in any of the information set forth herein since the date of this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

FORWARD LOOKING STATEMENTS

Certain information in this Circular contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the competitive and business strategies of the Corporation;

•	the acquisition of the Amended Note by Tilray and the future impact thereof;

•	the Standby Commitment and the future impact thereof;

•	the fulfilment or waiver of the conditions to closing of the Note Transaction and the Equity Purchase Agreement, including the Competition Act Approval;

•	the use of proceeds of the Standby Commitment;

•	the Corporation’s ability to comply with the terms of the Amended Note and its impact on the Corporation’s financial position and cash resources;

•	the impact of the Commercial Agreements on the business of the Corporation;

•	the future financial position of the Corporation;

•	the anticipated benefits of the Note Transaction, Equity Purchase Agreement and Commercial Agreements; and

•	the anticipated timing for the closing of the Note Transaction, Equity Purchase Agreement and Commercial Agreements.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. The Corporation has based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

•	the Corporation’s ability to implement its growth strategies;

•	the Corporation’s ability to complete the conversion, improvements or buildout of its owned and leased facilities on time and on budget;

•	the Corporation’s competitive advantages;

•	the development of new products and product formats for the Corporation’s products;

•	the Corporation’s ability to obtain and maintain financing on acceptable terms;

•

whether the Corporation will have sufficient working capital to meet its obligations as they become due, and its ability to raise additional financing required in order to develop its business and continue operations;

•	the impact of competition;

•	changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Corporation’s ability to maintain and renew required licences;

•	the Corporation’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•

the intention to grow the business, operations and potential activities of the Corporation, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

•	the Corporation’s Truss joint venture with Molson Coors Canada and Truss CBD USA joint venture with Molson Coors Beverage Company and the future impact thereof;

•	the performance of the Corporation’s business and operations;

•	the expected production capacity of the Corporation;

•	the expected sales mix of offered products;

•	securities class actions and other litigation to which the Corporation is subject;

•

the implementation and execution of, and ability to deliver on, the Corporation’s “The Path Forward” strategy and the future impact thereof, including the Corporation’s prospects of becoming cash-flow positive from operations by the end of the third quarter of fiscal 2023;

•	the Corporation’s ability to keep pace with changing consumer preferences;

•	the Corporation’s ability to protect intellectual property;

•	the Corporation’s ability to manage and integrate acquisitions;

•	the Corporation’s ability to retain key personnel; and

•	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this Circular are based on what the Corporation believes are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see the “RISK FACTORS” sections of our annual and most recent interim management’s discussion and analysis as well as the “RISK FACTORS RELATED TO THE NOTE TRANSACTION” and “RISK FACTORS RELATED TO THE STANDBY COMMITMENT” sections in this Circular. All forward-looking information is provided as of the date of this Circular. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

Notice to U.S. Holders. The Corporation has been formed outside of the United States. The Note Transaction and the Standby Commitment will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements incorporated by reference into this Circular have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his, her or its rights and any claim a securityholder may have arising under United States federal securities laws, since the Corporation’s assets are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court’s judgment.

SUMMARY

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular provided for convenience only and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Circular, including the appendices hereto. Capitalized terms used in this document are defined in the section entitled “GLOSSARY OF DEFINED TERMS”, or elsewhere in this Circular. Shareholders are urged to read this Circular and the appendices carefully and in their entirety.

The Meeting and Record Date

The Meeting will be held on June 14, 2022 at 4:00 p.m. (EDT) in a virtual only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1361 for the purposes set forth below and in the accompanying Notice of Meeting. The Board has fixed May 4, 2022, as the record date for determining Shareholders entitled to receive notice of and vote at the Meeting.

For details on how to access the Meeting, see “Notice-and-Access”.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Note Amendment Resolution and the Standby Commitment Resolution.

The Corporation entered into the Transaction Agreement and the Assignment and Assumption Agreement, each on April 11, 2022, with Tilray and HTI pursuant to which, among other things, HTI and the Corporation agreed to amend and restate the terms of the Note (the “Note Amendment”) and enter into an amended and restated note (the “Amended Note”) and, pursuant to the terms and conditions of the Assignment and Assumption Agreement, HTI agreed to, immediately following the consummation of the Note Amendment, assign the Amended Note to Tilray. The Note Amendment Resolution approves the issuance of Common Shares issuable in connection with the Note Transaction, including: (i) the potential issuance of more than 25% of the issued and outstanding Common Shares (on a non-diluted basis) in connection with the Amended Note, (ii) that the issuance of the Common Shares to Tilray pursuant to the terms of the Amended Note may materially affect control of the Corporation and (iii) the issuance of Common Shares at a price less than the market price of the Common Shares, less the maximum allowable discount, both as determined by TSX rules, in the event that the Corporation wishes to or is required to satisfy certain redemption or other payments under or in connection with the Amended Note in Common Shares. These approvals are required pursuant to the TSX Company Manual.

The full text of the Note Amendment Resolution is attached as Appendix A to this Circular. The Note Amendment Resolution must be approved by a simple majority, namely more than fifty percent (50%), of the votes cast by Shareholders entitled to vote at the Meeting. See “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction”. It is a condition to the Closing of the Note Transaction that the Note Amendment Resolution be approved by Shareholders at the Meeting.

On April 11, 2022, the Corporation entered into the Equity Purchase Agreement (as amended May 9, 2022) with KAOS and the Investor, pursuant to which the Investor agreed to subscribe for, and the Corporation agreed to issue and sell, on and subject to the terms of the Equity Purchase Agreement, up to $180 million in Common Shares of the Corporation. The Standby Commitment Resolution approves (i) the issuance of Common Shares (other than the Initial Commitment Fee Shares) to the Investor; (ii) the issuance of Common Shares to the Investor which may “materially affect control” of the Corporation; and (iii) the potential issuance of Common Shares to the Investor at a price less than the market price of the Common Shares less the maximum allowable discount, both as determined by TSX rules. These approvals are required pursuant to the TSX Company Manual.

The full text of the Standby Commitment Resolution is attached as Appendix B to this Circular. The Standby Commitment Resolution must be approved by a simple majority, namely more than fifty percent (50%), of the votes cast by Shareholders entitled to vote at the Meeting, other than KAOS, the Investor and their respective associates and affiliates. See “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby

Commitment.” It is a condition to the closing of the Standby Commitment that the Standby Commitment Resolution be approved by Shareholders at the Meeting.

The Note Transaction

The terms of the Note Transaction are the result of arm’s-length negotiations between the Corporation, Tilray, and HTI, and their respective advisors.

Pursuant to the terms of the Transaction Agreement and the Assignment and Assumption Agreement, each entered into among the Corporation, Tilray and HTI on April 11, 2022, the Parties have agreed that on the Closing Date, the terms of the Note originally issued by the Corporation to HTI will be amended and restated, that the Corporation and HTI will enter into the Amended Note and that immediately thereafter the Amended Note will be assigned by HTI to Tilray pursuant to the terms of the Assignment and Assumption Agreement.

Pursuant to the terms of the Transaction Agreement and the Assignment and Assumption Agreement, Tilray has agreed that on Closing, following the consummation of the Note Amendment, it will acquire 100% of the remaining outstanding principal balance, currently US$188.7 million, of the Amended Note originally issued by the Corporation to HTI, subject to certain conditions described in this Circular. As consideration for Tilray’s purchase of the Amended Note, Tilray will pay HTI 95% of the principal balance of the Amended Note that is outstanding at Closing. Until Closing, HTI may continue to redeem the Note pursuant to its terms, however in no event shall the outstanding principal balance of the Amended Note be less than US$160 million prior to the Closing of the Note Transaction. As consideration for entering into the Amended Note, the Corporation will issue to HTI such number of Common Shares equal to (x) 12% of the outstanding principal of the Amended Note as at the Closing, divided by (y) US$0.54. In the event this would result in HTI owning more than 9.99% of the issued and outstanding Common Shares as of the Closing (the “Blocker Threshold”), the Corporation will issue to HTI such number of rights exercisable for Common Shares equal to the difference between the number of Common Shares that would have been issued to HTI but for the Blocker Threshold and the number of Common Shares actually issued to HTI (such Common Shares, rights and the Common Shares underlying the rights being the “HTI Shares”).

This Circular contains a summary of the events leading up to the execution of the Transaction Agreement and the Assignment and Assumption Agreement and the public announcement of the proposed Note Transaction. See “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Background to the Note Transaction” for a detailed description of the background to the Note Transaction.

Closing of the Note Transaction is subject to a number of conditions precedent which remain to be satisfied as of the date of this Circular, including, among others, the approval of the Note Amendment Resolution by Shareholders and receipt of the Competition Act Approval. Subject to the satisfaction or waiver of all remaining conditions, the Parties expect the Closing Date to occur during the second calendar quarter of 2022.

Recommendation of the Board Regarding the Note Transaction

In approving the Note Transaction, the Board unanimously determined that the terms of the Amended Note, including the issuance of Common Shares to Tilray pursuant to the terms of the Amended Note, are fair to the Corporation and that entering into the Transaction Agreement and the Assignment and Assumption Agreement and concluding the Note Transaction are in the best interests of the Corporation. The recommendation of the Board is based on various factors described more fully in this Circular. Accordingly, the Board UNANIMOUSLY recommends that Shareholders vote FOR the Note Amendment Resolution.

Reasons for the Board Recommendation Regarding the Note Transaction

In unanimously determining that the Note Transaction and the entering into of the Transaction Agreement and the Assignment and Assumption Agreement are in the best interests of the Corporation, that the terms of the Amended Note, including the issuance of Common Shares to Tilray and HTI pursuant to the terms of the Transaction Documents, are fair to the Corporation and in unanimously recommending to Shareholders that they approve the Note Amendment Resolution, the Board considered and relied upon a number of principal factors, including: (a) discussions with management regarding, among other things, the terms and conditions of the Note Transaction, the potential benefits of and risks associated with the Note Transaction and the lack of alternative transactions available to the Corporation; (b) that the Note Transaction and the Commercial Agreements may result in significant follow-on benefits and efficiencies through solidifying the partnership between the Corporation and Tilray; (c) the procedural safeguards in respect of the Note Transaction, including the Note Amendment Shareholder Approval and other Regulatory Approvals; and (d) the certainty of Closing given, among other things, the number and nature of the conditions precedent to Closing and the Voting Support Agreements which have been entered into with the Locked-up Parties. See “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Reasons for the Board Recommendation” for a more detailed description of these and other principal factors.

Transaction Documents

The Transaction will be effected pursuant to the terms and conditions of the Transaction Agreement, the Amended Note, the Assignment and Assumption Agreement, the Security Documents and the other documents entered into pursuant to the Transaction Agreement (the “Transaction Documents”). The Transaction Documents contain covenants, representations and warranties of and from each of HTI, Tilray and the Corporation and various conditions precedent, with respect to HTI, Tilray and the Corporation. In addition, each of the Locked-up Parties have entered into Voting Support Agreements in favour of the Note Amendment Resolution and the Standby Commitment Resolution.

This Circular contains summaries of certain provisions of the Transaction Agreement, the Amended Note and the Assignment and Assumption Agreement. These summaries are qualified in their entirety by reference to the full text of the Transaction Agreement, the Amended Note and the Assignment and Assumption Agreement, which are publicly available on the Corporation’s SEDAR profile at www.sedar.com and on EDGAR and www.sec.gov.

See “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents” for further details.

Parties to the Note Transaction

The Corporation

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO’s near-term strategy is to be a vertically integrated consumer packaged goods (“CPG”) company in the emerging legal adult-use and previously existing medical cannabis markets across Canada with the intention to expand internationally where regulations allow. Its primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through its 143-acre facility in Gatineau, Québec and additional facilities in Fenwick, Ridgeville and Hagersville, Ontario and Atholville, New Brunswick. HEXO’s overall strategy is to establish a top global cannabis company with a leading market share in Canada through having strong standards of operational excellence, execution at scale, producing growing low-cost, high-quality cannabis, building targeted brands for all types of cannabis consumer segments and by partnering with large, established CPG companies to introduce Powered by HEXO® products across their existing manufacturing and distribution infrastructure.

HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste, Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Corporation also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. With the completion of HEXO’s recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. HEXO’s Common Shares trade on both the TSX and NASDAQ under the symbol “HEXO”. Information about the Corporation is available under its SEDAR profile at www.sedar.com and under its EDGAR profile with the United States Securities and Exchange Commission at www.sec.gov.

Tilray

Tilray (NASDAQ | TSX: TLRY) is a leading global cannabis-lifestyle and consumer packaged goods company with operations in Canada, the United States, Europe, Australia and Latin America that is changing people’s lives for the better – one person at a time. Tilray delivers on this mission by inspiring and empowering the worldwide community to live their very best life and providing access to products that meet the needs of their mind, body and soul while invoking wellbeing. Patients and consumers trust Tilray to deliver a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. A pioneer in cannabis research, cultivation and distribution, Tilray’s unprecedented production platform supports over 20 brands in over 20 countries, including comprehensive cannabis offerings, hemp-based foods and craft beverages.

HTI

HTI is a wholly-owned subsidiary of High Trail Capital, an investment management firm that was founded in 2019. High Trail Capital has a flexible mandate and utilizes fundamental research, credit analysis and structuring expertise to tailor creative capital solutions to meet the specific financing objectives of small-cap and early-stage public companies across a broad spectrum of sectors.

Approvals

In addition to the Note Amendment Shareholder Approval, Closing of the Note Transaction is subject to receipt of the Competition Act Approval, receipt of conditional approval for the Note Transaction from the TSX, receipt of approval from the TSX and NASDAQ for the listing of the Amended Note Shares, the consummation of the Standby Commitment and other customary closing conditions. See “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Regulatory Approvals”.

Timing of Closing of the Note Transaction

Subject to all conditions precedent to the Note Transaction as set forth in the Transaction Agreement being satisfied, or being waived by the appropriate Party, if the Meeting is held on the date currently scheduled, if the Note Amendment Resolution is approved by Shareholders holding the requisite majority at the Meeting and if all other conditions specified in the Transaction Agreement are satisfied or waived, the Corporation currently expects that the Closing Date will occur during the second calendar quarter of 2022.

Risk Factors

In the course of its deliberations, the Board also identified and considered a variety of risks and uncertainties (as described in greater detail under the heading “RISK FACTORS RELATED TO THE NOTE TRANSACTION”) relating to or associated with the Note Transaction, including the following:

•	The Corporation may fail to realize the anticipated benefits of the Note Transaction.

•	The Note Transaction may not improve the financial condition of the Corporation.

•	The Note Transaction is subject to satisfaction or waiver of several conditions, including approval by at least a majority of the Common Shares voted by Shareholders at the Meeting.

•	The Transaction Agreement and Assignment and Assumption Agreement may be terminated in certain circumstances.

•	If the Transaction Agreement and Assignment and Assumption Agreement are terminated or the Note Transaction is not consummated, there could be a materially adverse effect on the Corporation.

•	Tilray’s significant interest in the Corporation upon completion of the Note Transaction, assuming conversion of the Amended Note, may impact the liquidity of the Common Shares.

•

The Common Shares that are issuable to HTI and that are issuable on conversion, redemption or in satisfaction of other payments under the Amended Note will significantly dilute Shareholders, and could affect the market price of the Common Shares.

•	The pending Note Transaction may divert the attention of the Corporation’s management from ongoing operations.

•	The Corporation may fail to realize the anticipated benefits of the Commercial Agreements.

Shareholders should consider these and other risk factors relating to the Note Transaction and the Corporation in evaluating whether to approve the Note Amendment Resolution.

Standby Commitment

On April 11, 2022, the Corporation entered into the Equity Purchase Agreement with KAOS and the Investor, an affiliate of KAOS, pursuant to which the Investor has agreed to purchase, and the Corporation has the right, but not the obligation, exercisable during the Commitment Period, to issue and sell, up to $180,000,000 of Put Shares. The Corporation, KAOS and the Investor entered into a technical amendment of the Equity Purchase Agreement on May 9, 2022, as further described below. The Standby Commitment made by the Investor is commonly referred to as an “equity line of credit” or an “equity line”.

The Corporation may, on a monthly basis, draw up to $5,000,000 under the Standby Commitment subject to the right, described herein, to increase a draw if the previous month was not drawn in full. When the Corporation gives the Investor notice that it intends to make a drawdown under the Standby Commitment, including the amounts it intends to draw, the Investor will be required to purchase that dollar amount of Put Shares from the Corporation at a 7% discount from the VWAP per Common Share on the TSX during the twenty consecutive Trading Days immediately following the date the notice is deemed delivered.

The Corporation has agreed to pay a commitment fee by issuing to the Investor the following Common Shares: (a) the Initial Commitment Fee Shares, subject to the legend restriction contemplated by Regulation 45-102 - Respecting Resale of Securities, immediately following the TSX’s approval of the transaction, and (b) if the volume weighted average price of the Common Shares for the five trading days ending on Restricted Date is less than the Floor Price, such number of Additional Commitment Shares equal to (A) the Initial Commitment Fee Shares multiplied by (B) the number that is equal to the Floor Price divided by the VWAP per Common Share in the five Trading Days ending on the Restricted Date and (C) less the Initial Commitment Fee Shares.

Recommendation of the Board Regarding the Standby Commitment

In approving the Equity Purchase Agreement and Standby Commitment, the Board unanimously determined that the Standby Commitment is fair to the Corporation, and that entering into the Equity Purchase Agreement and concluding the Standby Commitment is in the best interests of the Corporation. The recommendation of the Board is based on various factors described more fully herein. Accordingly, the Board is UNANIMOUSLY recommending that Shareholders vote FOR the Standby Commitment Resolution.

Reasons for the Board Recommendation Regarding the Standby Commitment

The Board approved the Standby Commitment in order to provide the Corporation with flexibility with funding, while securing some measure of certainty as to pricing, and to strengthen its balance sheet by reducing the Corporation’s debt to equity ratio, as the Corporation will be in a position to, if it so decides, use the proceeds under the Standby Commitment to fund interest payments under its Note, to fund one or more pre-payments of such Note, as such Note may be amended from time to time, and / or provide capital for general corporate and working capital purposes. After considering various financing options, the Board determined that the Standby Commitment represented the best financing option for the Corporation based on available capital, the associated timelines and the likelihood of completing various other financing options.

Financing Documents

The Standby Commitment was negotiated at arm’s length. The Equity Purchase Agreement is publicly available under the Corporation’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Approvals

In connection with the Standby Commitment, the Corporation is seeking the Standby Shareholder Approval to authorize and approve certain aspects of the Equity Purchase Agreement as required pursuant to sections 604(a)(i), 607(e) and 607(g)(i) of the TSX Company Manual, including (i) the potential issuance of more than 25% of the issued and outstanding Common Shares (on a non-diluted basis); (ii) the issuance of Common Shares to the Investor which may materially affect control of the Corporation; and (iii) the potential issuance of Common Shares to the Investor at a price less than the market price of the Common Shares less the maximum allowable discount, as determined by TSX rules.

In addition to the Standby Shareholder Approval, the performance of the Standby Commitment is subject to receipt of the Exemptive Relief Order. The Corporation expects to receive the Exemptive Relief Order during the second calendar quarter of 2022.

Risk Factors

In the course of its deliberations, the Board identified and considered a variety of risks and uncertainties (as described in greater detail under the heading “RISK FACTORS RELATED TO THE STANDBY COMMITMENT” relating to or associated with the Standby Commitment, including the following:

•	The Standby Commitment is subject to the satisfaction of a number of conditions precedent, including approval by Shareholders at the Meeting.

•	The Common Shares to be issued under the Equity Purchase Agreement may dilute Shareholders.

•	The issuance and future sale of Common Shares could affect the market price.

•	The Investor may engage in re-sales or other hedging strategies.

•	If the Equity Purchase Agreement is terminated or the Standby Commitment is not consummated, there could be an adverse effect on the Corporation.

•

There is a potential for the Investor to exercise significant influence on the operations of the Corporation because of the potential increase in voting power if the Standby Commitment is approved and the Investor does not resell Common Shares acquired pursuant to the Standby Commitment.

Shareholders should consider these and other risk factors relating to the Standby Commitment in evaluating whether to approve the Standby Commitment Resolution.

Who can Shareholders Contact with Further Questions?

If you have any questions about any of the information in this Circular or require assistance in completing your form of proxy or voting instruction form for your Common Shares, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1.888.999.2602 toll-free in North America or at 1.289.695.3075 outside of North America, or by email at assistance@morrowsodali.com.

GLOSSARY OF DEFINED TERMS

“48North Subsidiaries” means 48North Cannabis Corp., 48 North Amalco Ltd., Good & Green Cannabis Corp., DelShen Therapeutics Corp., Good & Green Corp., 2618351 Ontario Inc. and 2656751 Ontario Ltd.

“Acquisition Proposal” means, at any time prior to Closing, whether or not in writing, any offer, proposal or inquiry (including any modification or proposed modification of any such offer, proposal or inquiry) with respect to (a) any direct or indirect acquisition by any Person or group of Persons of Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) in a single transaction or a series of transactions, representing 20% or more of the Common Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Common Shares), or (b) any direct or indirect acquisition by any Person or group of Persons of Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) representing 20% or more of votes attached to the Common Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Common Shares), or (c) any direct or indirect acquisition by any Person or group of Persons of any assets of the Corporation and/or one or more of the Subsidiaries (including shares or other equity interests of any Subsidiary) individually or in the aggregate contributing 20% or more of the consolidated revenue of the Corporation and the Subsidiaries or representing 20% or more of the assets of the Corporation and the Subsidiaries taken as a whole (in each case based on the financial statements of the Corporation most recently filed prior to such time) (or any lease, license, or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, in each case, whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Corporation or any Subsidiary, and in each case excluding transactions contemplated by the Transaction Agreement and any transaction between the Corporation and/or one or more of its wholly-owned Subsidiaries.

“Additional Commitment Shares” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement - The Standby Commitment – Summary of the Equity Purchase Agreement – Commitment Fee”.

“Additional Put Amount” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement - The Standby Commitment – Summary of the Equity Purchase Agreement – Limitations on Put Right”.

“Adverse Recommendation Change” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Covenants of the Parties”.

“Alternative Transaction Agreement” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Covenants of the Parties”.

“Amended Note” means the amended and restated terms of the Note as contemplated by the Transaction Agreement.

“Amended Note Securities” means the Amended Note and the Amended Note Shares, collectively.

“Amended Note Shares” means the Common Shares that the Amended Note is convertible into.

“ARC” means an advance ruling certificate under Section 102(1) of the Competition Act, as such term is defined in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Regulatory Approvals – Competition Act Approval”.

“Assignment and Assumption Agreement” means the assignment and assumption agreement entered into between the Corporation, Tilray and HTI on April 11, 2022.

“BCI” means Belleville Complex Inc.

“Blocker Threshold” has the meaning given to such term in “Summary – The Note Transaction”.

“BMO” means BMO Capital Markets.

“Board” means the board of directors of the Corporation.

“Business Day” means any day other than a Saturday, a Sunday or any day on which commercial banks in New York, New York, or Toronto, Ontario, are required by law to close or be closed.

“Calculation Notice” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement—The Standby Commitment – Summary of the Equity Purchase Agreement – Settlement”.

“Canadian Securities Regulators” means the Autorité des marchés financiers and the securities regulatory authority or regulator, as applicable, in each of the other provinces and territories of Canada.

“Capitalized Interest” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Summary of the Note Transaction—Transaction Documents – Summary of Certain Terms of the Amended Note – Repayment and Interest”.

“Circular” means this management information circular dated May 9, 2022.

“Clearing Agency” has the meaning given to such term in “ADVICE TO NON-REGISTERED SHAREHOLDERS”.

“Closing” means the completion of the amendment and subsequent assignment, transfer and sale of the Note contemplated in the Transaction Agreement.

“Closing Date” means the second Business Day following the date upon which the conditions to closing set out in the Transaction Agreement and the Assignment and Assumption Agreement are satisfied, to the extent capable of being satisfied prior to Closing, or waived.

“Closing Period” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Covenants of the Parties”.

“Commencement Date” means the later of (i) the date Standby Shareholder Approval is received and (ii) the date the Exemptive Relief Order is granted.

“Commercial Agreements” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Summary of the Note Transaction”.

“Commissioner” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Regulatory Approvals – Competition Act Approval”.

“Commitment Fee Shares” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment – Summary of the Equity Purchase Agreement – Commitment Fee”.

“Commitment Period” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment – Background to the Equity Purchase Agreement”.

“Common Shares” means the common shares of the capital of the Corporation.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement - Regulatory Approvals – Competition Act Approval”.

“Conversion Price” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Summary of Certain Terms of the Amended Note – Conversion”.

“Conversion Rate” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction - Transaction Documents– Summary of Certain Terms of the Amended Note – Conversion”.

“Corporation” or “HEXO” means HEXO Corp.

“CSA” means Canadian Securities Administrators.

“Equity Purchase Agreement” means that certain equity purchase agreement dated April 11, 2022 among the Corporation, the Investor and KAOS, as amended May 9, 2022.

“Excluded Issuances” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Summary of Certain Terms of the Amended Note – Top-Up Right”.

“Exemptive Relief Order” means an order from the Autorité des marchés financiers, as principal regulator, and each of the other Canadian Securities Regulators in the form to be agreed to by the Parties, acting reasonably, and substantially consistent with prior exemptive relief orders granted by the Canadian Securities Regulators in respect of similar equity lines of credit.

“Financial Advisor Shares” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction—The Note Transaction – Transaction Documents – Transaction Agreement – Termination and Expense Reimbursement”.

“First Month” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment - Summary of the Equity Purchase Agreement – Limitations on Put Right”.

“Floor Price” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment - Summary of the Equity Purchase Agreement – Commitment Fee”.

“Forbearance Covenant” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement - Covenants of the Parties”.

“Forced Conversion” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Summary of Certain Terms of the Amended Note – Forced Conversion”.

“Forced Conversion Additional Payment” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Summary of Certain Terms of the Amended Note – Forced Conversion”.

“Fundamental Change” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Summary of Certain Terms of the Amended Note – Repurchase or Redemption Upon a Fundamental Change”.

“Fundamental Change Repurchase Price” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Summary of Certain Terms of the Amended Note – Repurchase or Redemption Upon a Fundamental Change”.

“Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, provincial, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including the CSA and any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“HTI” means HT Investments MA LLC.

“HTI Shares” has the meaning given to such term in “Summary – The Note Transaction”.

“Indenture” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Background to the Note Transaction”.

“Initial Commitment Fee Shares” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment - Summary of the Equity Purchase Agreement – Commitment Fee”.

“Interest Payment Date” “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Summary of Certain Terms of the Amended Note – Repayment and Interest”.

“Intermediary” has the meaning given to such term in “ADVICE TO NON-REGISTERED SHAREHOLDERS”.

“Investor” means 2692106 Ontario Inc., an affiliate of KAOS.

“KAOS” means KAOS Capital Ltd.

“Lazard” means Lazard Frères & Co.

“Locked-up Parties” means all of the directors and senior officers of the Corporation and certain significant shareholders of the Corporation, each of which is a party to the Voting Support Agreements.

“Market Stock Payment Price” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – TSX Matters”.

“Maturity Date” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Summary of Certain Terms of the Amended Note – Repayment and Interest”.

“Maximum Commitment Amount” means C$180,000,000.

“Meeting” has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“Meeting Materials” has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“Minimum Price” means C$0.30.

“MI 61-101” Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“NASDAQ” means the Nasdaq Global Select Market (or any successor thereto).

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“No Action Letter” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Regulatory Approvals – Competition Act Approval”.

“NOBOs” means those who do not object to their identity being known to the issuers of the securities that they own, as such term is defined in “Distribution of Meeting Materials to Non-Registered Shareholders”.

“Non-Registered Shareholders” means beneficial owners of Common Shares, as such term is defined in “NOTICE-AND-ACCESS”.

“Note” means that certain senior secured convertible note issued by the Corporation on May 27, 2021, in an aggregate principal amount of US$360.0 million and due on May 1, 2023.

“Note Amendment” has the meaning given to such term in “SUMMARY – Purpose of the Meeting”.

“Note Amendment Resolution” means the resolution appended as Schedule A to this Circular.

“Note Amendment Shareholder Approval” means the approval by Shareholders at the Meeting of the Note Amendment Resolution.

“Note Amendment Term Sheet” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Background to the Note Transaction”.

“Note Purchase Term Sheet” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Background to the Note Transaction”.

“Note Transaction” means the transactions contemplated by the Transaction Documents.

“Notice-and-Access” has the meaning given to such term in “NOTICE-AND-ACCESS”.

“Notice of Meeting” has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“Notifiable Transaction” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Regulatory Approvals – Competition Act Approval”.

“Notifications” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction - Transaction Documents – Transaction Agreement – Regulatory Approvals – Competition Act Approval”.

“NRFC” means Norton Rose Fulbright Canada LLP.

“OBOs” means those who object to their identity being known to the issuers of the securities that they own, as such term is defined in “Distribution of Meeting Materials to Non-Registered Shareholders”.

“OHI” means Olegna Holdings Inc.

“Ordinary Course of Business” means the Corporation’s and/or the Subsidiaries’, as applicable, ordinary, usual and normal course of business consistent with its past custom and practice (including with respect to quantity and frequency).

“Outside Date” means July 1, 2022; subject to the right of any Party to extend the Outside Date in 30-day increments if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity; provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Regulatory Approvals is primarily the result of such Party’s wilful breach of this Agreement; and provided further that the Outside Date shall not be extended past September 30, 2022.

“Parties” means the Corporation, Tilray and HTI, and “Party” means any one of the Parties.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity or any department or agency thereof.

“Positive Adjusted EBITDA” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Reasons for the Board Recommendation”.

“Pricing Period” means the period of twenty consecutive Trading Days immediately following the date the Put Notice is deemed delivered.

“Proposed Transaction Terms” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Background to the Note Transaction”.

“Purchase Price”, for the Transaction Agreement, has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement”.

“Put Amount” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment - Summary of the Equity Purchase Agreement – Put Right”.

“Put Notice” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment - Summary of the Equity Purchase Agreement – Put Right”.

“Put Shares” shall mean all Common Shares issued, or that the Corporation shall be entitled to issue, per any applicable Put Notice in accordance with the terms and conditions of the Equity Purchase Agreement.

“Redecan Acquisition” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Background to the Note Transaction”.

“Redecan Subsidiaries” means 5048963 Ontario Inc., 5054220 Ontario Inc., and 9037136 Canada Inc.

“Registered Shareholders” means holders of Common Shares who appear on the records maintained by TSX Trust Company, the Corporation’s registrar and transfer agent, as registered holders of Common Shares, as such term is defined in “NOTICE-AND-ACCESS”.

“Regulatory Approvals” means (i) the Competition Act Approval, and (ii) the approval of the Note Transaction and the listing of the Amended Note Shares required by the TSX and NASDAQ.

“Restricted Date” means the last day of the restricted period applicable to the Initial Commitment Fee Shares as provided under National Instrument 45-102 Respecting Resale of Securities, being the date that is four months and one day following the date of issuance of the Initial Commitment Fee Shares.

“SEC” means United States Securities and Exchange Commission.

“Second Month” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment—Summary of the Equity Purchase Agreement – Limitations on Put Right”.

“Security Documents” means the security documents listed in Schedule B of the Transaction Agreement.

“Shareholders” has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“Standby Commitment” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment – Background to the Equity Purchase Agreement”.

“Standby Commitment Resolution” means the resolution appended as Schedule B to this Circular.

“Standby Limit” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement—The Standby Commitment – TSX Approval Requirements – TSX Limitations and Standby Shareholder Approval”.

“Standby Shareholder Approval” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement—The Standby Commitment – Background to the Equity Purchase Agreement”.

“Subscription Price” means ninety-three percent (93%) of the VWAP per Common Share during the applicable Pricing Period; provided that the subscription price shall not be less than $0.30.

“Subsidiary” means HEXO Operations Inc., HEXO USA Inc., each of the Redecan Subsidiaries, each of the 48North Subsidiaries, each of the Zenabis Subsidiaries and any other entity that becomes a direct or indirect subsidiary of the Corporation at any time during the term hereof, and each of the foregoing is individually referred to herein as a “Subsidiary”.

“Supplementary Information Request” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Regulatory Approvals – Competition Act Approval”.

“Termination Expense Reimbursement” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Termination and Expense Reimbursement”.

“Termination Fee” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Termination and Expense Reimbursement”.

“Tilray” means Tilray Brands, Inc.

“Tilray Common Stock” means Tilray’s shares of Class 2 common stock.

“Trading Day” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Equity Purchase Agreement – The Standby Commitment - Summary of the Equity Purchase Agreement – Put Right”.

“Transaction Agreement” means the transaction agreement between Tilray, the Corporation and HTI dated April 11, 2022.

“Transaction Documents” means, collectively, the Transaction Agreement, the Amended Note, the Assignment and Assumption Agreement, the Security Documents and the other documents entered into pursuant to the Transaction Agreement.

“Transfer Agent” means TSX Trust Company.

“Transition Agreement” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Background to the Note Transaction”.

“Tribunal” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Regulatory Approvals – Competition Act Approval”.

“TSX” means Toronto Stock Exchange.

“TSX Share Price Limitation” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – TSX Matters”.

“VIF” means voting instruction form, as such term is defined in “NOTICE-AND-ACCESS”.

“Voting Support Agreements” means, collectively, the voting support agreements between Tilray and each of the Locked-up Parties, setting forth the terms and conditions upon which the Locked-up Parties have agreed, among other things, to vote their Common Shares in favour of the Note Amendment Resolution and the Standby Commitment Resolution at the Meeting.

“VWAP per Common Share” means for a particular Pricing Period the amount determined by dividing the aggregate sale price of all Common Shares sold on the TSX during the particular Pricing Period by the aggregate number of Common Shares sold during the particular Pricing Period, calculated including only trades made on the TSX during normal trading hours (9:30 am until 4:00 pm Eastern Time).

“Zenabis Subsidiaries” means Zenabis Global Inc., Zenabis Investments Ltd., ZenPharm Limited, ZGI Acquisition Corp., Zenabis Real Estate Holdings Ltd., Zenabis IP Holdings Ltd., Zenabis Retail Holdings Ltd., Zenabis Ventures Inc., Zenabis Operations Ltd., Zenabis Annacis Ltd., Zenabis Ltd., Zenabis Atholville Ltd., Zenabis Stellarton Ltd., Zenabis Housing Ltd., Vida Cannabis (Canada) Ltd., Zenabis Hemp Company Ltd., and Zen Craft Grow Ltd.

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under NI 54-101 for the delivery of the Meeting Materials to holders of Common Shares who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares (“Registered Shareholders”) and beneficial owners of Common Shares (the “Non-Registered Shareholders”) for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Regulators under NI 54-101.

Registered Shareholders will receive a form of proxy and Non-Registered Shareholders will receive a voting instruction form, in each case enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR www.sec.gov or on the website of TSX Trust Company (the “Transfer Agent”), the Corporation’s transfer agent and registrar, at https://virtual-meetings.tsxtrust.com/1361. The Meeting Materials will remain posted on the Transfer Agent’s website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules.

Shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the Transfer Agent’s website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call or email the Corporation’s transfer agent and registrar, TSX Trust Company, toll free at 1-866-600-5869 or TMXEInvestorServices@tmx.com. Requests should be received by June 3, 2022 in order to receive the Meeting Materials in advance of the Meeting.

Meeting Format

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of COVID-19, comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual-only format. Shareholders will not need to, or be able to, physically attend the Meeting.

The Meeting will be conducted via live webcast. In order to attend, participate, vote or ask questions at the Meeting, Shareholders must have a valid username. Guests are welcome to attend and view the webcast, but will be unable to participate in or vote at the Meeting. To join as a guest please visit the Meeting online at https://virtual-meetings.tsxtrust.com/1361 and select “Join as a Guest” when prompted.

Holders of Common Shares who appear on the records maintained by the Transfer Agent, Registered Shareholders and duly appointed proxyholders will be able to access the Meeting online at https://virtual-meetings.tsxtrust.com/1361. Such persons may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting:

•

Registered Shareholders: The control number located on the form of proxy is your username. The password for the Meeting is “hexo2022” (case sensitive). If as a Registered Shareholder you are using your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the Meeting as a guest.

•

Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including beneficial owners of Common Shares (Non-Registered Shareholders), who wish to appoint themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form (“VIF”), as applicable, AND register the proxyholder in advance of the proxy cut-off at 4:00 p.m. (EDT) on June 10, 2022. Following registration of a proxyholder, the Transfer Agent will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2022” (case sensitive). Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate in or vote at the Meeting.

How to vote at our virtual Meeting – Registered Shareholders and Duly Appointed Proxyholders:

1.	Log in at https://virtual-meetings.tsxtrust.com/1361 (starting 30 minutes before the Meeting starts)

2.	Click on “I have a control number”

3.	Enter your 12-digit control number (located on your proxy form)

4.	Enter the password: hexo2022

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. If you have any doubt as to your system’s compatibility, please refer to the Virtual Meeting Guide included with your proxy materials. If you are a Registered Shareholder and encounter technical difficulties, please have your 12 digit control number ready and contact TSX Trust Company at TSXTVGMinfo@tmx.com.

The Corporation believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold the Meeting virtually. It is anticipated that Registered Shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as would be the case if the Meeting was held in person. Registered Shareholders and duly appointed proxyholders will have the opportunity to submit questions at the Meeting by submitting them in writing through the text box. Questions that relate to the business of the Meeting are expected to be addressed in the question-and-answer section of the Meeting. Such questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Corporation as they would be at a shareholders’ meeting that was being held in person. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or that are determined to be inappropriate or otherwise out of order.

If you have any questions about any of the information in this Circular or require assistance in completing your form of proxy or VIF, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1.888.999.2602 toll-free in North America or at 1.289.695.3075 outside of North America, or by email at assistance@morrowsodali.com.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote virtually at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment or postponement thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 4:00 p.m. (EDT) on June 10, 2022 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned or postponed Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail Delivery Using the Mail Return Envelope Provided by TSX Trust Company:	TSX Trust Company Suite 301 100 Adelaide Street West Toronto, Ontario M5H 4H1

By Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

A Registered Shareholder attending the Meeting virtually has the right to vote virtually and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his, her or its attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by facsimile or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to the head office of the Corporation, located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2, at any time prior to 5:00 p.m. (EDT) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof; or (b) in any other manner permitted by law.

If you have any questions about any of the information in this Circular or require assistance in completing your form of proxy or VIF, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1.888.999.2602 toll-free in North America or at 1.289.695.3075 outside of North America, or by email at assistance@morrowsodali.com.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend virtually and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each, a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Shareholders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Shareholders

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Shareholders as well as directly to NOBOs (as defined below).

Non-Registered Shareholders fall into two categories – those who object to their identity being known to the issuers of the securities that they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities that they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Corporation or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Corporation’s OBOs can expect to be contacted by their Intermediary. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and OBOs will not receive the Meeting Materials unless their Intermediary assumes the cost of delivery.

Voting by Non-Registered Shareholders

The Common Shares held by Non-Registered Shareholders can only be voted or withheld from voting at the direction of the Non-Registered Shareholder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Shareholders. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Shareholders, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Shareholders will receive either a VIF or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a VIF. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting virtually (or have another person attend and vote virtually on the Non-Registered Shareholder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

OR

B.

Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) that is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. If the Non-Registered Shareholder does not wish to attend and vote virtually at the Meeting (or have another person attend and vote virtually on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete and sign the form of proxy in accordance with the directions on the form.

Voting by Non-Registered Shareholders at the Meeting

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Shareholder may attend the Meeting virtually as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Shareholder and vote such Common Shares as a proxyholder. A Non-Registered Shareholder who wishes to attend the Meeting virtually and to vote their Common Shares as proxyholder for the

Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Shareholder should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy, strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s or its nominee’s name in the blank space provided. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

How to vote at our virtual Meeting – Non-Registered Shareholders

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF. Do not fill out your voting instructions.

2.	Sign and send it to your Intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company at TMXEInvestorServices@tmx.com by 4:00 p.m. (EDT) on June 10, 2022.

4.	Log in at https://virtual-meetings.tsxtrust.com/1361 (starting 30 minutes before the Meeting starts)

5.	Click on “I have a control number”

6.	Enter your 12-digit control number

7.	Enter the password: “hexo2022” (case sensitive)

You have to be connected to the internet at all times to be able to vote – it is your responsibility to ensure you stay connected for the entire Meeting.

All references to Shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of Registered Shareholders as maintained by the Transfer Agent, unless specifically stated otherwise.

If you have any questions about any of the information in this Circular or require assistance in completing your form of proxy or VIF, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1.888.999.2602 toll-free in North America or at 1.289.695.3075 outside of North America, or by email at assistance@morrowsodali.com.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such instructions. In the absence of any such instructions, the persons whose names appear on the printed form of proxy will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein. If you do not provide instructions in your proxy, the persons named in the enclosed proxy will vote your Common Shares FOR the matters to be acted on at the Meeting. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. The persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

At the time of the printing of this Circular, the management of the Corporation knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, no director or executive officer of the Corporation, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed May 4, 2022 as the record date for the Meeting. Shareholders at the close of business on this date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Common Share held.

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the record date, 458,167,270 Common Shares were issued and outstanding as fully paid and non-assessable and no special shares were issued and outstanding.

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.     Note Transaction

The Note Transaction

Summary of the Note Transaction

The terms of the Note Transaction are set out in the Transaction Agreement and the Assignment and Assumption Agreement, each of which was entered into among the Corporation, Tilray and HTI. The Transaction Agreement provides for the amendment and restatement of the terms of the Note originally issued by the Corporation to HTI and the execution of an amended and restated Note (the “Amended Note”) with HTI that will be immediately thereafter assigned to Tilray pursuant to the terms of an assignment and assumption agreement (the “Assignment and Assumption Agreement”).

Pursuant to the terms of the Transaction Agreement, the Corporation and Tilray have also committed to work together, subject to appropriate information protocols and controls, to evaluate cost saving synergies as well as other production efficiencies and to set out the terms of such arrangements in certain commercial agreements (the “Commercial Agreements”) to be entered into prior to or on the Closing Date.

In order to comply with the rules of the TSX, the Corporation is required to obtain approval for certain aspects of the Note Transaction from holders of a majority of the Common Shares voted at the Meeting.

Background to the Note Transaction

The Note Transaction is the result of arm’s length negotiations conducted between representatives of the Corporation, Tilray and HTI and their respective legal and financial advisors. The following is a summary of certain meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Note Transaction.

On May 27, 2021, the Corporation issued the Note in an aggregate principal amount of US$360.0 million to HTI for a purchase price of US$327.6 million, or approximately 91.0% of its principal amount. The Note was issued in registered form under an indenture dated May 27, 2021 (the “Indenture”) between the Corporation and GLAS Trust Company LLC as trustee, as supplemented and modified by resolutions of the Board in accordance with the provisions of the Indenture.

The Note was issued for the purpose of financing the cash portion of the purchase price of all the issued and outstanding common shares of 5048963 Ontario Inc. (the “Redecan Acquisition”).

On August 25, 2021, at a special meeting of the Shareholders, the Shareholders approved certain matters relating to the Note, including the issuance of more than 32,198,894 Common Shares representing more than 25% of the issued and outstanding Common Shares at the time, and the issuance of Common Shares at a price less than the market price less the maximum allowable discount (as determined by TSX rules) in the event that the Corporation wished to satisfy redemption and certain other payments under the Note in Common Shares.

On August 30, 2021, the Corporation completed the Redecan Acquisition.

As part of its continuing mandate to strengthen the Corporation’s business and enhance value, the Board and senior management of the Corporation have, from time to time, considered and assessed possible strategic and other opportunities to better realize the potential of the Corporation’s asset portfolio, expertise and development. In that regard, among other potential alternatives, the Corporation has from time to time considered the possibility of strategic transactions with various other industry participants.

To assist the Board in this respect, on November 7, 2021, the Corporation engaged BMO Capital Markets (“BMO”) to act as its financial advisor in connection with considering various strategic alternatives for the Corporation. BMO subsequently began to identify parties which it believed may have been interested in a potential transaction with the Corporation.

In November 2021, Tilray submitted an indication of interest to acquire the Corporation for $2.00 to $3.00 per share. The Corporation concluded that this represented less than sufficient value and rejected Tilray’s offer, but agreed to enter into a confidentiality and standstill agreement with Tilray on December 16, 2021.

On December 13, 2021, the Corporation engaged Lazard to act as its financial advisor.

During December 2021 and January 2022, the Corporation, with the help of BMO, conducted a market test to determine if there was other strategic interest for the Corporation; however, none emerged. Similarly, the Corporation looked at whether there were any viable financing options available to the Corporation. No suitable financing options were identified at that time.

On January 25, 2022, Tilray, instead of making a proposal to acquire 100% of the Corporation, provided a proposal to acquire the Note and restructure select terms with the stated intent of acquiring approximately 50% of the Common Shares following its acquisition of the Note and the remainder at a future date.

Throughout February 2022, Lazard reached out to a number of third parties to determine whether there was any interest in funding a standalone recapitalization of the Corporation’s balance sheet. While a number of third parties signed non-disclosure agreements, none of the third parties provided a term sheet for a financing. Given this, it was determined that there was insufficient interest to move forward with a standalone recapitalization transaction.

On February 2, 2022, concerned with the performance of the Corporation, Adam Arviv, through his corporation KAOS, announced that he planned to nominate five new independent directors at the Corporation’s annual meeting of Shareholders to be held on March 8, 2022.

On February 21, 2022, the Corporation entered into a transition agreement (the “Transition Agreement”) with Adam Arviv and KAOS, to refresh the Board, effective on the date of the Transition Agreement. Pursuant to the Transition Agreement, John Bell, Emilio Imbriglio, Adam Miron and Scott Cooper resigned from the Board and Mark Attanasio, Rob Godfrey and Helene F. Fortin were appointed to the Board.

On February 25, 2022, after several weeks of negotiations, the Corporation received a revised proposal from Tilray to restructure and acquire the revised Note (the “Proposed Transaction Terms”). The Board reviewed the Proposed Transaction Terms, with input from Norton Rose Fulbright Canada LLP (“NRFC”), the Corporation’s legal advisor, and Lazard, the Corporation’s financial advisor. At this meeting, Lazard presented to the Board on the process that it had conducted and provided a financial overview of the Proposed Transaction Terms.

On February 27, 2022, the Corporation submitted to Tilray a counter proposal to the Proposed Transaction Terms.

On March 1, 2022, in response to the counter proposal, the Corporation received a revised proposal from Tilray for the Proposed Transaction Terms. Under these revised terms, Tilray would agree to acquire 100% of the remaining US$211.3 million outstanding principal balance of the Note provided that certain terms of the Note were amended and restated pursuant to the terms of a draft term sheet proposed to be entered into between the Corporation and Tilray, with respect to the amendments to the Note (the “Note Amendment Term Sheet”), and between the Corporation, Tilray and HTI, with respect to the acquisition by Tilray of the Amended Note from HTI (the “Note Purchase Term Sheet”).

On March 2, 2022, the Board discussed the terms of the Note Amendment Term Sheet and the Note Purchase Term Sheet. At this meeting, with input from NRFC and Lazard, the Board considered the merits of the Note Transaction, including pricing, key terms and expected synergies. The Board also discussed the extensive process undertaken to evaluate strategic alternatives for the Corporation and the alternatives to the Note Transaction.

On March 3, 2022, the Corporation announced that Tilray and the Corporation entered into the Note Amendment Term Sheet and that the Corporation, Tilray and HTI had entered into the Note Purchase Term Sheet.

On December 16, 2021, the Corporation provided Tilray and its advisors with access to an electronic data room, which contained certain public and non-public information concerning the Corporation.

At the March 8, 2022 annual and special meeting of Shareholders, the Shareholders approved, among other things, the election of each of the Corporation’s nominees, affirming the re-constituted board under the Transition Agreement.

Discussions and meetings between the parties continued throughout early March. On March 10, 2022, the Corporation and Tilray agreed to extend the exclusivity period contained in the Note Purchase Term Sheet for an additional one week period in order to provide Tilray with additional time to complete its due diligence review of the Corporation. No other material terms of the Note Purchase Term Sheet were amended.

On March 18, 2022, KAOS provided the Corporation with an initial draft of the Equity Purchase Agreement.

From March 18, 2022 to April 11, 2022, the Corporation and KAOS negotiated the terms of the Equity Purchase Agreement. During this period, the Board met numerous times with its advisors to discuss the terms of the Equity Purchase Agreement, including regarding the Maximum Commitment Amount, the Floor Price and the Commitment Fee Shares. The Board also discussed the extensive process undertaken to evaluate strategic alternatives for the Corporation and the alternatives to the Standby Commitment.

On March 24, 2022, Tilray provided the Corporation with an initial draft of the Transaction Agreement.

From March 24, 2022 to April 11, 2022, the Corporation, Tilray and HTI negotiated the terms of the Transaction Agreement, the Assignment and Assumption Agreement, the Amended Note and the other Transaction Documents. During this period, the Board met numerous times with its advisors to discuss the terms of the Transaction Agreement including the pricing, key terms and expected synergies of the Note Transaction and lack of viable alternatives to the Note Transaction.

On April 11, 2022, the Board met to review and discuss the finalized terms of the Transaction Agreement and the Equity Purchase Agreement. The Board approved the Note Transaction and the Standby Commitment at this meeting for the reasons set forth below.

On April 12, 2022, the Corporation announced that the Corporation, Tilray and HTI had entered into the Transaction Agreement, the Assignment and Assumption Agreement and Equity Purchase Agreement.

Recommendation of the Board

In approving the Note Transaction, the Board unanimously determined that the Note Transaction and entry into the Transaction Agreement and the Assignment and Assumption Agreement are in the best interests of the Corporation. Accordingly, the Board UNANIMOUSLY recommends that Shareholders vote FOR the Note Amendment Resolution. The recommendation of the Board is based on various factors described more fully below.

Reasons for the Board Recommendation

In evaluating and approving the Note Transaction and in unanimously determining that the Note Transaction is in the best interests of the Corporation and unanimously recommending to Shareholders that they approve the Note Amendment Resolution, the Board consulted with the Corporation’s management team, legal advisors and financial advisors and reviewed a significant amount of information. The Board gave careful consideration to the current and expected future position of the business of the Corporation (including following the implementation of the Commercial Agreements between the Corporation and Tilray) and all terms of the Transaction Agreement, the Assignment and Assumption Agreement, the Amended Note and the other Transaction Documents and, in so doing, it considered and relied on extensive information and analysis, including the following:

•	The Corporation’s current capital structure and financial position, including its ability to remain in compliance with the terms and conditions of the Amended Note.

•

The consequences for the Corporation of not pursuing the Note Transaction, in view of the breach by the Corporation of the covenant in the Note to have Positive Adjusted EBITDA (as defined and calculated in the Note) for the three-month period ended January 31, 2022.

•

The fact that, notwithstanding receipt by the Corporation of an irrevocable waiver from HTI of any rights of HTI in relation to the covenant breach described above, and the Forbearance Covenant in the Transaction Agreement, there can be no assurance that HTI will be willing to provide the Corporation with additional waivers in regard to potential future non-compliance with the terms and conditions of the Note, including the covenant that the Corporation have Positive Adjusted EBITDA for future periods.

•

The fact that the Note Transaction would allow the Corporation to access currently restricted cash, and accordingly would be expected to provide the Corporation with a recapitalized balance sheet and enhanced financial flexibility.

•

The Corporation’s actual and forecasted operating and financial performance, as well as the liquidity required by and available to the Corporation to support its business operations and service its debt obligations.

•	The lack of viable alternatives to the Note Transaction in order to restructure the Corporation’s balance sheet.

•

Financial and other analysis regarding the impact of the Note Transaction and all reasonably available alternatives to the Note Transaction, including pursuing cost savings and efficiencies, alternative transactions, investment and financing opportunities and divestment scenarios.

•	The fact that HTI, the holder of the Note, is supportive of the Note Transaction.

•	The fact that HTI, in its capacity as a lender to the Corporation, has never had any board or management representation or access to material undisclosed information.

•

Information concerning the business, operations, assets, financial performance and condition, operating results and prospects of the Corporation and its business, including management’s forecasts and long-term expectations of the Corporation’s future financial and operating performance, along with corresponding information about Tilray and its business.

•	The impact and status of general industry, regulatory, political, economic and market conditions and trends relevant to the Corporation’s business.

•	The risks and uncertainties affecting the Corporation and its business, as well as those affecting Tilray that could impact the proposed Commercial Agreements between the two companies.

•

Discussions with the Corporation’s management, legal advisors and financial advisors regarding, among other matters, the terms and conditions of the Note Transaction, as well as the potential benefits of and risks associated with the Note Transaction, and the advice of legal and financial advisors generally.

•	The historical market prices and trading information with respect to the Common Shares.

•

It having been estimated at the time the Board reviewed and considered the Note Transaction that Tilray would have the right to convert the Amended Note into approximately 37% of the outstanding Common Shares (on a non-diluted basis), not including other equity issuances associated with the Note Transaction at Closing.

•

The results of detailed discussions with management of the Corporation and with management of Tilray regarding their views on the future prospects of Tilray, including its forecast and the related risks and uncertainties.

•

That the terms and conditions of the Transaction Agreement, including the Corporation’s, Tilray’s and HTI’s representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of the Corporation, reasonable.

•	The fact that the Transaction Agreement provides that Tilray will have the right to nominate one director to the Board as well as one board observer if certain conditions are met.

•	The deal certainty provided by Tilray and HTI.

•	The potential of the Note Transaction to preserve and increase long-term value for Shareholders.

•

The likelihood that the conditions to complete the Note Transaction will be satisfied, including the nature of the approvals required by both the Corporation and Tilray to be obtained as a condition to completing the Note Transaction.

•	Information regarding the terms and conditions of other relevant precedent transactions.

•	Various other factors, considerations and information, as more fully described below.

Benefits of the Note Transaction

In making its recommendation and determination, the Board considered a number of potential benefits of the Note Transaction to the Corporation including, without limitation, the following principal factors:

•

Deleveraging. At Closing, Tilray will be purchasing the Amended Note at a lower price than the approximately $1.20 cents per Common Share at which HTI has been redeeming the Note over the past six months. The Note Transaction is also expected to close at the same time as the Standby Commitment, which provides the Corporation with the option to draw up to C$5 million per month to support business needs and delever its capital structure over time.

•

Operational Flexibility. The Amended Note will provide the Corporation with immediate operational flexibility by modifying the terms of the Note to be more favourable to the Corporation. This includes eliminating the monthly redemption feature, amending the financial covenants and extending the maturity by three additional years. These amendments limit Shareholder dilution moving forward and remove the going concern risk that acted as an overhang on the Corporation’s business for the past several quarters. The terms of the transaction unlock US$80 million of previously restricted cash which, when combined with the Standby Commitment and proceeds obtained by the Corporation from recent asset dispositions, will provide the Corporation with significant liquidity to pursue its operations and invest in organic growth initiatives. The Corporation will have a stronger long-term capital structure better equipped to withstand current industry challenges and capitalize on business and investment opportunities.

•

Substantial Synergies. The solidification of the partnership between the Corporation and Tilray is expected to provide significant follow-on benefits and efficiencies. The Commercial Agreements are expected to deliver significant cost synergies, and will target combined cost savings of up to US$80 million within two years of the completion of the Note Transaction. The two companies have been working together to evaluate cost saving synergies as well as other production efficiencies, including with respect to cultivation and processing services, and certain cannabis 2.0 products, including pre-rolls, beverages and edibles, and shared services and procurement.

•

Increases Product Breadth and Commitment to Innovation. Leveraging both companies’ commitment to innovation, brand building and operational efficiencies, the Corporation and Tilray will share expertise in order to strengthen market positioning and capitalize on opportunities for growth through a broadened product offering and new innovation.

Procedural Safeguards and Fairness

•

Arm’s-Length Negotiations. The Note Transaction is the result of extensive, arm’s-length negotiations between the Corporation, Tilray, HTI and their respective advisors. As described above (see “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Background to the Note Transaction”), the Board, with the assistance of the Corporation’s management, engaged in extensive analysis and negotiations in order to obtain the best available terms for the Corporation.

•	Shareholder Approval Required. The Note Transaction will only become effective if it is approved by at least a majority of the Common Shares voted by Shareholders at the Meeting.

•

Certainty of Closing. The obligations of Tilray and HTI to complete the Note Transaction are subject to a limited number of conditions that the Board believes are reasonable under the circumstances. Additionally, the Locked-up Parties have executed Voting Support Agreements.

Risks and Potential Negative Factors

The Board also considered a number of risks and other potentially negative factors concerning the Note Transaction, including the following:

•	As a result of the Note Transaction, Shareholders could experience significant dilution to their existing shareholdings upon conversion of the Amended Note.

•

Under the Transaction Agreement, prior to the completion of the Note Transaction or the termination of the Transaction Agreement, the Corporation is subject to a number of restrictions on the conduct of its business, which could delay or prevent the Corporation from pursuing business opportunities without Tilray’s consent.

•

The Corporation has no contractual recourse or indemnity claim against any person or entity (including Tilray) for breach of any representations or warranties made by Tilray and HTI in the Transaction Agreement.

•	The limitations contained in the Transaction Agreement restrict the Corporation’s ability to solicit Acquisition Proposals from third parties prior to closing of the Note Transaction.

•

If the Transaction Agreement is terminated in certain circumstances, the Corporation is required to pay Tilray a Termination Expense Reimbursement of US$3.0 million or a Termination Fee of US$10.0 million, depending on the circumstances.

•

The risks relating to obtaining the Regulatory Approvals by the Outside Date (as may be extended pursuant to the Transaction Agreement), having regard to the nature of such approvals, and the subjective factors to be applied by the regulators.

•	The conditions to Tilray’s obligation to complete the Note Transaction and the rights of Tilray to terminate the Transaction Agreement in certain circumstances.

•

The substantial amount of time, effort and costs associated with entering into the Transaction Agreement and completing the Note Transaction. In addition, these activities involve substantial disruptions to the operation of the Corporation’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement the Note Transaction, integration efforts and operational risks and challenges.

The Board, with the assistance of the Corporation’s management, assessed these risks and concluded that the potential benefits of the Note Transaction, if it is completed, were sufficient to justify proceeding with the Note Transaction.

The foregoing discussion of the principal factors and risks considered and given weight by the Board is not intended to be exhaustive but is believed by the Board to include the material factors considered by the Board in its assessment of the Note Transaction. In view of the variety of factors and the amount of information considered in connection with the Board’s evaluation of the Note Transaction and the complexity of such matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. The Board recommended the Note Transaction based upon the totality of the information presented to and considered by it. The Board’s reasons for recommending the Note Transaction include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks.

See “FORWARD LOOKING STATEMENTS” and “RISK FACTORS RELATED TO THE NOTE TRANSACTION” for a more detailed description of the risks associated with the Transaction.

Note Amendment Resolution

It is a condition to the completion of the Note Transaction that the Note Amendment Resolution be approved at the Meeting. At the Meeting, Shareholders will be asked to consider and if thought fit, approve the Note Amendment

Resolution. The Board unanimously approved the Note Transaction and recommends that Shareholders vote FOR the Note Amendment Resolution.

The Board approved the Note Transaction in order to recapitalize the Corporation’s balance sheet and obtain enhanced financial flexibility. After considering various financing options, the Board determined that the Note Transaction represented the best financing option for the Corporation based on the Corporation’s current financial position, the timeline in which it had to recapitalize its balance sheet, the anticipated pricing and dilution for various financing options and the likelihood of completing the various financing options. In the event that the Note Amendment Resolution is not approved at the Meeting, the Note Transaction will not proceed.

It is the intention of the persons named in the accompanying form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxies FOR the Note Amendment Resolution. The full text of the Note Amendment Resolution is set forth in Appendix A to this Circular.

Transaction Documents

The descriptions of the Transaction Documents both below and elsewhere in this Circular are not exhaustive and are qualified in their entirety by reference to the full text of the Transaction Agreement, the Assignment and Assumption Agreement and form of Amended Note, each of which are publicly available on the Corporation’s SEDAR profile at www.sedar.com and on EDGAR and www.sec.gov.

Transaction Agreement

The following is a summary of certain material terms of the Transaction Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement. For full particulars, reference should be made to the Transaction Agreement. Capitalized terms used herein, but not defined, have the meanings ascribed thereto in the Transaction Agreement.

Pursuant to the terms of the Transaction Agreement, the Parties have agreed that on the Closing Date, the terms of the Note originally issued by the Corporation to HTI will be amended and restated, that the Corporation and HTI will enter into the Amended Note and that immediately thereafter the Amended Note will be assigned by HTI to Tilray pursuant to the terms of the Assignment and Assumption Agreement.

Pursuant to the terms of the Transaction Agreement and the Assignment and Assumption Agreement, Tilray has agreed that on Closing it will acquire 100% of the remaining outstanding principal balance, currently US$188.7 million, of the Amended Note originally issued by the Corporation to HTI, subject to certain conditions described below. As consideration for Tilray’s purchase of the Amended Note, Tilray will pay HTI 95% of the principal of the Amended Note that will be outstanding at Closing (the “Purchase Price”). Until Closing, HTI may continue to redeem the Note pursuant to its terms; however, in no event shall the outstanding principal amount of the Amended Note be less than US$160 million prior to the Closing of the Note Transaction.

As consideration for entering into the Amended Note, the Corporation will issue to HTI the HTI Shares. As the issuance of the HTI Shares comprises part of the Note Transaction, the HTI Shares will be aggregated with all other Common Shares issuable under the Note Transaction for the purposes of complying with the rules of the TSX. The number of Common Shares issuable under the Note Transaction, including the HTI Shares, may exceed 25% of the issued and outstanding Common Shares (on a non-diluted basis). Additionally, the issuance of the HTI Shares will be considered to be completed at a price per Common Share less than the market price of the Common Shares, less the maximum allowable discount. As a result, in order to comply with the rules of the TSX, the Corporation is required to obtain Shareholder approval for the issuance of the HTI Shares in accordance with Section 607 of the TSX Company Manual. See “TSX Matters” below.

(a)	Representations and Warranties and Covenants

The Transaction Agreement contains customary representations and warranties and covenants of the Corporation, Tilray and HTI. The representations, warranties and covenants contained in the Transaction Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the Parties, may be subject to limitations agreed upon by the Parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the Parties that differ from those applicable or relevant to investors. Shareholders should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Corporation, Tilray and HTI or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Corporation.

(i)	Representations and Warranties in Respect of the Corporation

The representations and warranties provided by the Corporation in favour of Tilray relate to: organization and qualification; authorization, enforcement and validity; issuance of securities; no conflicts; consents; acknowledgement regarding amendment of securities; no placement agent; dilutive effect; shareholder approvals; application of takeover protections; financial statements; absence of certain changes; insolvency; regulatory permits; regulatory compliance; company activities; foreign corrupt practices; Sarbanes-Oxley Act; transactions with affiliates; equity capitalization; indebtedness and other contracts; litigation; insurance; employee relations; title; fixtures and equipment; intellectual property rights; environmental laws; no hazardous materials; tax status; internal accounting and disclosure controls; off balance sheet arrangements; investment company status; manipulation of price; U.S. real property holding corporation; transfer taxes; shell company status; reporting issuer status; illegal or unauthorized payments and political contributions; money laundering; sanctions; management; stock option plans; cybersecurity; compliance with data privacy laws; no additional agreements; acknowledgment regarding sellers’ trading activity; disclosure; and no reliance.

(ii)	Representations and Warranties in Respect of HTI

The representations and warranties provided by HTI in favour of each of the Corporation and Tilray relate to: organization and authority; validity and enforcement; no conflicts; and the securities issuable to HTI under the terms of the Note Transaction.

(iii)	Representations and Warranties in Respect of Tilray

The representations and warranties provided by Tilray in favour of each of the Corporation and HTI relate to: organization and authority; validity and enforcement; no conflicts; and consents.

(b)	Covenants of the Parties

The Transaction Agreement also contains customary negative and affirmative covenants of the Corporation, Tilray and HTI relating to the Note Transaction as well as negative and affirmative covenants of the Corporation relating to non-solicitation and the operation of its businesses during the period between the execution of the Transaction Agreement and completion of the Note Transaction. Among others, these include the covenants set forth below.

(i)	Covenants Regarding Closing Period Operations

The Corporation agreed that, during the period from the date of the Transaction Agreement to the Closing Date (the “Closing Period”), except with the prior written consent of Tilray or as otherwise permitted or contemplated by the Transaction Agreement, the Corporation will conduct its business in the Ordinary Course of Business. In particular, during the Closing Period, the Corporation will, and will cause the Subsidiaries to, among other things: (i) use best efforts to maintain and preserve intact the current organization, business and franchise of the Corporation and the Subsidiaries and preserve the rights, franchises, goodwill and relationships of their employees, customers, lenders, suppliers, distributors and others having business relationships with the Corporation and the Subsidiaries; (ii) promptly advise Tilray of any fact or any change in the business, operations, affairs, assets, liabilities, capitalization, financial condition or prospects of the Corporation or the Subsidiaries that would reasonably be expected to result in any of the closing conditions in favour of Tilray or HTI not being met prior to the Outside Date; (iii) continue in force all existing policies of insurance presently maintained by the Corporation and the Subsidiaries, and maintain insurance on all the assets of the Corporation and the Subsidiaries at least to the levels as they are insured on the date of the Transaction Agreement; and (iv) pay and discharge all liabilities or obligations of the Corporation and the Subsidiaries in the Ordinary Course of Business consistent with past practice, except for such liabilities or obligations as may be contested by the Corporation in good faith.

The Transaction Agreement contains negative covenants that impose certain restrictions on the conduct of the Corporation’s business during the Closing Period. These restrictions may prevent the Corporation from pursuing attractive business opportunities that may arise prior to the completion of the Transaction Agreement.

Furthermore, during the Closing Period, the Corporation has agreed to use best commercial efforts to settle certain litigation matters on terms mutually agreeable to the Corporation and Tilray and to maintain a cash balance in an amount equal to or greater than US$100 million. During the Closing Period, HTI has agreed not to call for a redemption of the Note such that the principal balance thereon would be less than US$160 million. HTI also agreed to forbear from taking any actions with respect to any event of default arising solely pursuant to the Corporation’s failure to comply with Section 9(k) of the Note until the Closing Date or, if earlier, the termination of the Transaction Agreement in accordance with its terms (the “Forbearance Covenant”). Section 9(k) of the Note provides that as at the last date of each three-month period starting with the three-month period ended January 31, 2022, the Corporation and its Subsidiaries, on a consolidated basis, shall have Positive Adjusted EBITDA for the three-month period ending in such day. Notwithstanding the foregoing, HTI is permitted to redeem the full amount of the Note upon certain events of default occurring.

(ii)	Covenants Regarding Non-Solicitation

The Transaction Agreement provides that the Corporation (i) immediately cease and cause to be terminated any activities, discussions or negotiations that may be ongoing with respect to an Acquisition Proposal; (ii) promptly request each Person that has executed a confidentiality agreement in connection with its consideration of acquiring all or part of the Corporation, any of its Subsidiaries or a portion of their respective assets other than in the Ordinary Course of Business, return or destroy all non-public information furnished to such Person; and (iii) until the Closing Time or, if earlier, the termination of the Transaction Agreement, enforce and not waive the terms of any such confidentiality agreement and any standstill agreement to which it is a party relating to an Acquisition Proposal.

In addition, the Transaction Agreement provides that the Corporation will not, directly or indirectly, except as otherwise provided in the Transaction Agreement:

i.

solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing any non-public information) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

ii.

engage or participate in any discussions or negotiations with any Person (other than Tilray) regarding any Acquisition Proposal; provided, however, that the Corporation may ascertain facts from the Person making such Acquisition Proposal for the sole purpose of the Board informing itself about such Acquisition Proposal and the Person that made it, and the Corporation may, for a period of seven Business Days following the receipt of such Acquisition Proposal, advise any Person of the restrictions of this Agreement, communicate with any Person solely for the purpose of clarifying the terms of any inquiry, proposal or offer made by such Person and advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

iii.

(i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the Board Recommendation; (ii) make, or permit any representative of the Corporation or any of its Subsidiaries to make, any public statement in connection with the Meeting by or on behalf of the Board that would reasonably be expected to have the same effect; or (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal (the actions in this paragraph, an “Adverse Recommendation Change”);

iv.

accept, approve, endorse, recommend or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly disclosed or publicly announced Acquisition Proposal; or

v.

accept, approve, endorse, recommend or enter into or publicly propose to accept approve, endorse, recommend or enter into, any agreement, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with the Transaction Agreement relating to an Acquisition Proposal) (an “Alternative Transaction Agreement”).

However, the Board may, in response to a bona fide written Acquisition Proposal, pursuant to the terms of the Transaction Agreement, effect an Adverse Recommendation Change or enter into an Alternative Transaction Agreement if, among other things, the Acquisition Proposal constitutes a Superior Proposal, the required notifications set out in the Transaction Agreement have been provided to Tilray, and Tilray has had the opportunity during the Matching Period to negotiate the terms of the Note Transaction in good faith with the Corporation and the Acquisition Proposal still constitutes a Superior Proposal relative to any amended or modified terms of the Note Transaction at the end of the Matching Period.

(c)	Regulatory Approvals

(i)	Competition Act Approval

Part IX of the Competition Act requires that the parties to certain transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) provide the Commissioner of Competition (the “Commissioner”) with prescribed information pursuant to subsection 114 of the Competition Act (“Notifications”) in respect of such transaction. Subject to certain exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted Notifications and the applicable waiting period under section 123 of the Competition Act has expired or terminated, or the Commissioner has waived the obligation to provide Notifications pursuant to section 113(c) of the Competition Act. Where Notifications are made, the waiting period is 30 calendar days after the day on which the parties to the transaction have each submitted their respective Notifications, provided that, before the expiry of this period, the Commissioner has not requested additional information that is relevant to the assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). If the Commissioner issues a Supplementary Information Request, the applicable waiting period is extended to a date that is 30 days after the parties comply with such Supplementary Information Request, at which time the parties are entitled to complete the transaction provided that there is no order in effect that prohibits completion at the relevant time. If Tilray determines to convert the Amended Note after the Closing Date into Common Shares, such conversion of the Amended Note into Common Shares would be a Notifiable Transaction.

Whether or not a merger for purposes of the Competition Act is a Notifiable Transaction, the Commissioner of Competition may apply to the Competition Tribunal (the “Tribunal”) for a remedial order pursuant to section 92 of the Competition Act, in respect of the transaction at any time before the transaction has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an advance ruling certificate (“ARC”) under section 102 of the Competition Act in respect of the transaction. The Commissioner may, upon application by the parties to a proposed transaction, issue an ARC where he is satisfied that he would not have sufficient grounds on which to apply to the Tribunal for an order under section 92 of the Competition Act. Where the Commissioner declines to issue an ARC he may instead issue a no action letter indicating that he does not, at that time, intend to make an application under section 92 of the Competition Act (a “No Action Letter”).

On application by the Commissioner under section 92 of the Competition Act, the Tribunal may, where it finds that the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the transaction not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Tribunal may order a person to take any other action. The Commissioner may also seek interim relief from the Tribunal under sections 100 and 104 of the Competition Act in order to delay closing. The Tribunal is prohibited from issuing a remedial order where it finds that the transaction or proposed transaction has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the transaction and that the gains in efficiency would not likely be attained if the order were made.

Under the terms of the Transaction Agreement, Closing of the Note Transaction is conditional on either: (a) the issuance of an ARC; or (b) the obligation to provide notifications under Part IX of the Competition Act with respect to the conversion of the Amended Note into Common Shares has been waived pursuant to subsection 113(c) of the Competition Act and Tilray has received a No Action Letter. The Corporation and Tilray expect to jointly submit a request to the Commissioner for an ARC or, in the alternative, a No Action Letter in respect of the Note Transaction and subsequent conversion of the Amended Note, and a waiver from the obligation to provide notifications under Part IX of the Competition Act.

(ii)	Stock Exchange Approval

The Transaction Agreement provides that the receipt of conditional approval of the Note Transaction from the TSX and the approval of the TSX and NASDAQ for the listing of the Amended Note Shares, is a condition precedent to the Note Transaction becoming effective.

(d)	Indemnification by the Corporation

The Corporation has agreed to indemnify Tilray for damages arising out of or relating to: (i) any misrepresentation or breach of any representation or warranty made by the Corporation or any Subsidiary in the Transaction Agreement or any of the Transaction Documents; (ii) any breach or non-fulfillment of any covenant, agreement or obligation of the Corporation or any Subsidiary contained in this Agreement or any of the Transaction Documents; or (iii) certain third party claims against Tilray relating to the Transaction Agreement or the Transaction Documents.

(e)	Conditions Precedent to Closing the Note Transaction

The Corporation is not required to complete the Note Transaction unless each of the following conditions is satisfied, which conditions are for the sole benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

i.	Each of Tilray and HTI shall have executed each of the other Transaction Documents to which it is a party.

ii.	Conditions relating to the covenants to be performed and the accuracy and correctness of the representations and warranties provided by each of Tilray and HTI.

iii.	The Corporation shall have obtained the necessary approval of the TSX and the NASDAQ to list or designate for quotation the Amended Note Shares.

iv.	The Note Amendment Resolution shall have been approved by the Shareholders at the Meeting.

v.	The Corporation shall have used its reasonable best efforts to cause the Standby Commitment to become available to the Corporation.

vi.

No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

HTI is not required to complete the Note Transaction unless each of the following conditions, among others, is satisfied, which conditions are for the sole benefit of HTI and may only be waived, in whole or in part, by HTI in its sole discretion:

i.

Each of the Corporation and Tilray shall have executed each of the other Transaction Documents to which it is a party and the Corporation shall have duly issued and delivered the Amendment Primary Securities to HTI.

ii.

Each of the closing conditions in the Assignment and Assumption Agreement shall have been satisfied in full (other than conditions that would occur concurrently with the Closing) (See “BUSINESS TO BE TRANSACTED AT THE MEETING – The Note Transaction”).

iii.	Conditions related to the covenants to be performed by the Corporation and the accuracy and correctness of representations and warranties provided by the Corporation.

iv.

Each of Tilray and the Corporation shall have obtained all approvals for the listing of the Amendment Shares and the Corporation shall have filed the listing of additional shares with NASDAQ to list or designate for quotation the securities issuable to HTI pursuant to the terms of the Note Transaction.

Tilray is not required to complete the Note Transaction unless each of the following conditions, among other customary closing conditions, is satisfied, which conditions are for the sole benefit of Tilray and may only be waived, in whole or in part, by Tilray in its sole discretion:

i.

Tilray having received all closing deliverables contemplated by the Transaction Agreement, including executed copies of the Transaction Documents, definitive agreements relating to the Commercial Transactions and a perfection certificate relating to the Security Documents.

ii.	The Note Amendment Resolution shall have been approved by the Shareholders at the Meeting.

iii.	The Standby Commitment shall have become available to the Corporation on terms acceptable to Tilray.

iv.	The Indenture having been complied with and having been assigned to Tilray.

v.	The Note shall be the only secured convertible note of the Corporation outstanding and there shall be no commitment on the part of the Corporation to issue any additional secured convertible notes.

vi.	The Corporation shall have a cash balance of not less than US$100 million.

vii.	The Outstanding Principal shall be an amount equal to or greater than US$160 million.

viii.	Tilray (and/or its Affiliates) and HEXO (and/or its Affiliates) shall have entered into the Commercial Agreements.

ix.	Conditions related to the covenants to be performed by the Corporation and HTI and the accuracy and correctness of representations and warranties provided by the Corporation and HTI.

x.

The Corporation shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, the Regulatory Approvals other than the Competition Act Approval.

xi.	The Competition Act Approval shall have been obtained.

xii.	The Corporation shall have obtained approval of each of the TSX and NASDAQ to list or designate for quotation the Amended Note Shares.

xiii.

No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

xiv.	Since the date of execution of Transaction Agreement, no event or series of events shall have occurred in respect of the Corporation that would have or result in a Material Adverse Effect.

(f)	Termination and Expense Reimbursement

The Transaction Agreement may be terminated prior to the Closing Date by:

i.	The mutual written agreement of the Parties.

ii.

The Corporation or Tilray, if the Note Amendment Resolution is not approved at the Meeting and, if the Transaction Agreement is terminated in such circumstances, the Corporation shall, within two Business Days of such termination, pay to Tilray, US$3 million (the “Termination Expense Reimbursement”).

iii.

The Corporation, prior to the approval of the Note Amendment Resolution, solely to the extent that termination is required in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal and, if the Transaction Agreement is terminated in such circumstances, the Corporation shall pay to Tilray a termination fee of US$10 million (the “Termination Fee”) concurrently with the termination of the Transaction Agreement.

iv.

The Corporation, HTI or Tilray after the date of the Transaction Agreement, if any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the transactions contemplated by the Transaction Agreement illegal or otherwise permanently prohibits or enjoins the Parties from consummating such transactions and such Law has, if appealable, become final and non-appealable.

v.

Tilray, if the Corporation or the HTI breaches any representation or warranty in the Transaction Agreement, and such breach is incapable of being cured, or if the Corporation or HTI fails to satisfy certain of the covenants set forth in the Transaction Agreement on or prior to the Outside Date. If the Transaction Agreement is terminated in such circumstances, the Corporation will pay to Tilray, within two Business Days of receipt of Tilray’s termination notice, such amount equal to the expenses incurred by Tilray in connection with the Transaction Agreement, the Transaction Documents and the Note Transaction.

If the Closing has not occurred on or prior to the Outside Date, then each of the Parties will also have the right to terminate its obligations under the Transaction Agreement with respect to itself at any time on or after the close of business on such date without liability of such party to any other party, subject to certain conditions.

The Corporation has also agreed to pay (i) the fees of the financial advisor of Tilray of US$8 million through the issuance of Common Shares (the “Financial Advisor Shares”) (based on the volume-weighted trading price of the Common Shares on the TSX for the five trading days ended the trading day immediately prior to the Closing Date) or with cash, as may be agreed between the financial advisor and the Corporation and (ii) all other direct and indirect costs incurred by Tilray in connection with the acquisition of the Amended Note, not to exceed an amount equal to US$2 million.

As the issuance of the Financial Advisor Shares comprises part of the Note Transaction, the Financial Advisor Shares will be aggregated with all other Common Shares issuable under the Note Transaction for purposes of complying with the rules of the TSX. The number of Common Shares issuable under the Note Transaction, including the Financial Advisor Shares, may exceed 25% of the issued and outstanding Common Shares (on a non-diluted basis). As a result, in order to comply with the rules of the TSX, the Corporation is required to obtain the approval for the issuance of such Common Shares in accordance with Section 607(g) of the TSX Company Manual. See “TSX Matters” below.

(g)	Board Nominee and Observer Rights

Tilray will be entitled to nominate one director to the Board for so long as Tilray holds at least 1% of the Amended Note Securities held by Tilray upon consummation of the Note Assignment (on an as-converted to Common Shares basis). In addition, Tilray shall have the right to have one observer appointed to the Board.

(h)	Commercial Agreements

The Transaction Agreement provides that the Corporation and Tilray will work together to finalize and enter into Commercial Agreements at Closing on mutually agreeable terms covering the following key areas:

i.	Tilray will complete certain production and processing as a third-party manufacturer of products currently manufactured by the Corporation;

ii.	the Corporation will source cannabis products for international markets, excluding Canada and the United States, exclusively from Tilray; and

iii.

the Corporation and Tilray will share costs on a 50:50 basis on facilities optimization activities, procurement, general and administrative costs, including insurance and certain shared services, and certain production and processing activities for straight-edge pre-rolls, edibles and beverages.

The Commercial Agreements will also provide that the Corporation will pay Tilray a monthly fee of US$1.5 million for advisory services with respect to cultivation, operation and production matters.

Assignment and Assumption Agreement

The following is a summary of certain material terms of the Assignment and Assumption Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Assignment and Assumption Agreement. For full particulars, reference should be made to the Assignment and Assumption Agreement. Capitalized terms used herein, but not defined, have the meanings ascribed thereto in the Assignment and Assumption Agreement.

On the Closing Date, immediately after the amendment and restatement of the terms of the Note pursuant to the terms of the Transaction Agreement, the Amended Note will be assigned to Tilray pursuant to the terms of the Assignment and Assumption Agreement.

(a)	Purchase Price

The Purchase Price payable by Tilray to HTI in consideration for HTI assigning, transferring and selling all of its right, title and interest in the Amended Note and each of the Security Documents is 95% of the outstanding principal amount of the Amended Note. Subject to certain conditions under the Assignment and Assumption Agreement, payment of the Purchase Price may be satisfied in whole or in part in Tilray Common Stock.

(b)	Representations and Warranties and Covenants

The Assignment and Assumption Agreement contains customary representations and warranties and covenants of the Corporation, Tilray and HTI. The representations, warranties and covenants contained in the Assignment and Assumption Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the Parties, may be subject to limitations agreed upon by the Parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the Parties that differ from those applicable or relevant to investors. Shareholders should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Corporation, Tilray and HTI or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Assignment and Assumption Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Corporation.

(i)	Representations, Warranties and Covenants in Respect of the Corporation

The representations and warranties provided by the Corporation in favour of Tilray relate to: organization and qualification; authorization and binding obligation, enforcement and validity; no conflicts; litigation; consents; regulatory compliance; and liability and obligations under the Note, the Amended Note, the Security Documents, the Indenture and all other related documents.

The covenants provided by the Corporation relate to agreements to maintain the enforceability and the Corporation’s liability under the Amended Note, the Security Documents, the Indenture and all other related documents.

(ii)	Representations, Warranties and Covenants in Respect of HTI

The representations and warranties provided by the HTI in favour of Tilray relate to: organization and qualification; authorization and binding obligation, enforcement and validity; no conflicts; litigation; consents; regulatory compliance; title; encumbrances; and counterclaims, deductions and withholdings.

The covenants provided by HTI relate to restrictions on the resale of Fee Securities, and restrictions on entering short, hedge, forward contract, derivative or similar transactions relating to Tilray Common Stock.

(iii)	Representations, Warranties and Covenants in Respect of Tilray

The representations and warranties provided by Tilray in favour of each of the Corporation and HTI relate to: organization and qualification; authorization and binding obligation; issuance of securities and registration statement; no conflict; no consents; acknowledgment regarding seller’s purchase of securities; financial advisor’s fees; no integrated offering; equity capitalization; no reliance; acknowledgment regarding sellers’ trading activity; and disclosure.

The covenants provided by Tilray relate to: execution and delivery of the Transaction Documents and the consummation by Tilray of the transactions contemplated thereby, the reservation and issuance of securities, and financial advisor’s fees.

(c)	Indemnification by the Corporation

The Corporation’s agreement to indemnify under the Transaction Agreement applies to all Transaction Documents, including the Assignment and Assumption Agreement (See “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Indemnification by the Corporation”).

(d)	Conditions Precedent to Closing the Assignment and Assumption Agreement

HTI is not required to sell the Amended Note and assign the Security Documents to Tilray unless each of the following conditions is satisfied, which conditions are for the sole benefit of HTI and may only be waived, in whole or in part, by HTI in its sole discretion:

i.	The Corporation shall have delivered the freely tradeable and unrestricted Fee Securities to HTI.

ii.	Tilray shall have paid and/or delivered, as applicable, the Closing Date Payment Consideration to HTI.

iii.	Conditions related to the covenants to be performed by Tilray and the accuracy and correctness of representations and warranties provided by Tilray.

iv.	Conditions related to the covenants to be performed by the Corporation and the accuracy and correctness of representations and warranties provided by the Corporation.

v.

Each of the Corporation and Tilray shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Tilray Common Stock, including without limitation, any approvals, consents, notifications, filings or other authorizations that may be required pursuant to the Competition Act, the TSX and NASDAQ.

vi.

No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

vii.	No Material Adverse Effect shall have occurred with respect to Tilray or the Corporation.

Tilray is not required to assume, accept and purchase all of the HTI’s right, title and interest in, to and under the Amended Note and all of the Security Documents unless each of the following conditions, among others, is satisfied:

i.	All of the closing conditions set out in the Transaction Agreement shall have been satisfied or waived, in a manner reasonably satisfactory to Tilray.

ii.	The Note shall be amended and restated as the Amended Note.

iii.

The Corporation shall, and shall cause each of the other Obligors, to enter into a confirmation of guarantee and security agreement and affirmation of Tilray’s status and rights under the Security Documents.

iv.

Receipt of approval for the transactions contemplated by the Assignment and Assumption Agreement by the Shareholders of the Corporation and Board and all other requisite approvals, consents, notifications, filings or other authorizations as Tilray may determine (including, without limitation, any approvals, consents, notifications, filings or other authorizations that may be required pursuant to the Competition Act).

v.	Receipt of approvals from the TSX and NASDAQ, satisfactory to Tilray and the Corporation.

vi.

Tilray shall be satisfied that (x) any and all financing statements, financing change statements and similar findings relating to the Security Documents have been completed and (y) any and all original collateral previously delivered by the Corporation to HTI shall have been delivered to Tilray.

vii.	No Material Adverse Effect (as defined in the Transaction Agreement) shall have occurred in respect of the Corporation.

viii.	Conditions related to the covenants to be performed by HTI and the accuracy and correctness of representations and warranties provided by HTI.

ix.	No Encumbrance shall exist in relation to the Amended Note or any of the Security Documents.

x.	The outstanding principal amount of the Amended Note shall not be less than US$160 million.

xi.

Receipt of confirmation of the assignments contemplated by the Assumption and Assignment Agreement by the Trustee under the Indenture and acknowledgment that the Amended Note either (i) continues to be registered as a security under the Indenture or (ii) has been authenticated and delivered pursuant to the Indenture.

xii.

If required by Tilray, GLAS Trust Company LLC or the successor thereof, if applicable, shall have entered into a supplemental indenture pursuant to the Indenture with Tilray, in form and substance satisfactory to Tilray.

(e)	Termination and Expense Reimbursement

If the Closing has not occurred on or prior to the Business Day immediately following the Outside Date, then each of the Parties shall have the right to terminate its obligations under the Assignment and Assumption Agreement with respect to itself at any time on or after the close of business on such date without liability of such party to any other party, subject to certain conditions.

The Corporation has also agreed to reimburse HTI’s legal counsel in an amount of US$100,000 for all costs and expenses incurred in connection with the Assignment and Assumption Agreement.

Summary of Certain Terms of the Amended Note

The following is a summary of certain material terms of the Amended Note. This summary does not purport to be complete and is qualified in its entirety by reference to the Amended Note. For full particulars, reference should be made to the Amended Note. Capitalized terms used herein, but not defined, have the meanings ascribed thereto in the Amended Note.

(a)	Principal Amount

As of April 11, 2022, the date the Note Transaction was announced, the outstanding principal balance of the Note was approximately US$188.7 million and, as of the date hereof, the outstanding principal balance of the Note is approximately US$188.7 million. Pursuant to the terms of the Transaction Agreement and the fulfillment of certain conditions, HTI is permitted to redeem a portion of the Note in accordance with its terms; provided, however, that in no event shall the outstanding principal balance at Closing be less than US$160 million.

On Closing, the outstanding principal balance of the Amended Note will have a total principal amount outstanding equal to the sum of (i) the outstanding principal amount of the Note as of the Closing Date plus (ii) the accrued and unpaid interest on the Note as of the Closing Date.

(b)	Repayment and Interest

The Note currently has a maturity date of May 1, 2023. The term of the Note will be extended and the Amended Note will mature on May 1, 2026 (the “Maturity Date”). On the Maturity Date, the Corporation will pay Tilray an amount in cash equal to the then-outstanding principal amount of the Amended Note plus any accrued and unpaid interest thereon.

Interest will accrue on the principal amount from the Closing Date, as well as on all overdue amounts outstanding, at the fixed rate of 5% per annum, calculated daily, and be payable by the Corporation to Tilray semi-annually on the last Business Day of each of June and December (commencing June 2022) (each, an “Interest Payment Date”), as well as on maturity, default and judgment.

During the period commencing on the Closing Date and ending one year thereafter, the Corporation will pay interest on the Amended Note in cash. Thereafter, until the Maturity Date, in the event that the Corporation is not in compliance with the minimum liquidity covenant contained in the Amended Note as of any Interest Payment Date, the Corporation will be entitled to elect to add the amount of the interest to the principal amount on each such Interest Payment Date (the “Capitalized Interest”). In order to comply with the rules of the TSX, the Corporation is required to obtain the approval for the issuance of the Common Shares issuable on conversion of the Capitalized Interest in accordance with Sections 607(e), 607(g) and 610 of the TSX Company Manual. See “TSX Matters” below.

(c)	Conversion

Subject to certain limitations, the principal amount of the Amended Note is convertible into Common Shares at the option of Tilray at any time prior to the second scheduled trading day prior to the Maturity Date. If converted, a number of Common Shares equal to the Conversion Rate in effect on the date of conversion will be issued to Tilray to satisfy the outstanding principal amount of the Amended Note.

The “Conversion Rate” means the number of Common Shares equal to US$1,000 divided by the USD equivalent of CAD$0.85 as determined the day before execution per US$1,000 principal amount of the Amended Note, as subject to adjustment. The “Conversion Price” means an amount equal to US$1,000 divided by the Conversion Rate in effect at such time.

If the Amended Note is converted by Tilray, the accrued but unpaid interest may be converted into Common Shares valued at the Market Stock Payment Price at the election of the Corporation if the Equity Conditions are satisfied. As a result, in order to comply with the rules of the TSX, the Corporation is required to obtain the approval for the issuance of such Common Shares in accordance with Sections 607(e) and 607(g) of the TSX Company Manual. If the Corporation elects to make such payment in Common Shares, the Common Shares will be issued at a price equal to the Market Stock Payment Price. In order to comply with such sections of the TSX Company Manual, the Corporation is seeking shareholder approval of the Note Amendment Resolution to permit the use of the Market Stock Payment Price. See “TSX Matters” below.

(d)	Forced Conversion

Subject to certain conditions and limitations, the Corporation can force Tilray to convert the Amended Note if the share price of the Common Shares is equal to or exceeds US$3.00 for 20 consecutive trading days (the “Forced Conversion”). However, in the event of a Forced Conversion if the price of the Common Shares is less than 353% of the Conversion Price for any five trading days of the applicable trading days period, the Corporation will be required to make an additional cash payment to Tilray on any such Forced Conversion equal to 5% of the principal amount of the Amended Note outstanding immediately prior to such Forced Conversion (the “Forced Conversion Additional Payment”).

(e)	Optional Redemption

The Note originally allowed HTI to require the Corporation to partially redeem the Note under certain conditions. This mechanism for optional redemption will not be in the Amended Note.

Under the Amended Note, the Corporation is not able to redeem all or any portion of the Amended Note without the prior written consent of Tilray. Additionally, the proceeds received by the Corporation from the sale of certain assets or insurance claims are required to be applied to the outstanding balance of the principal amount of the Amended Note.

(f)	Beneficial Ownership Limitation

The Note originally outlined a “Beneficial Ownership Limitation”, whereby the Corporation could not effect the conversion of any portion of the Note, or otherwise issue shares pursuant thereto, and HTI would not have the right to convert any portion of the Note, to the extent that, after giving effect to such conversion or issuance, HTI together with certain other affiliates or related parties collectively would beneficially own in the aggregate more than 9.99% of the number of Common Shares outstanding immediately after giving effect to such conversion or issuance. This limitation on the conversion of the Note will not be in the Amended Note.

(g)	Repurchase or Redemption Upon a Fundamental Change

In the event of any Fundamental Change (as defined and described below), Tilray will have the right to require the Corporation to repurchase the Amended Note (or any portion thereof) at a price (the “Fundamental Change Repurchase Price”) equal to the greater of: (a) 105% of the then outstanding principal amount of the Amended Note (or portion thereof) to be repurchased, plus any accrued and unpaid interest on the Amended Note; and (b) 105% of the product of (i) the Conversion Rate in effect as of the trading day immediately preceding the effective date of such Fundamental Change, (ii) the principal amount of the Amended Note (or portion thereof) to be repurchased divided by US$1,000, and (iii) the highest daily volume-weighted average price per Common Share occurring during the 30 consecutive trading days ending on, and including, the day immediately before the effective date of such Fundamental Change.

Under the original Note, the percentage used in the Fundamental Change Repurchase Price was 110% rather than 105%.

A “Fundamental Change” means any of the following events: (a) a “person” or “group” (within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934), other than (i) the Corporation or its wholly-owned Subsidiaries, (ii) the employee benefit plans of the Corporation or its wholly-owned Subsidiaries, or (iii) Tilray or any of its affiliates (including any “group” including Tilray or any of its affiliates), files any report with the SEC or any Canadian securities regulatory authority indicating that such person or group has become the direct or indirect “beneficial owner” of Common Shares representing more than 50% of the voting power of all of the Corporation’s then-outstanding common equity; (b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole, to any person (other than solely to one or more of the Corporation’s wholly-owned subsidiaries); or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Common Shares are exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property (other than a subdivision or combination, or solely a change in par value, of the Common Shares); provided, however, that any merger, consolidation, share exchange or combination of the Corporation pursuant to which the persons that directly or indirectly “beneficially owned” all classes of the Corporation’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than 50% of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change; (c) the Corporation’s shareholders approve any plan or proposal for the liquidation or dissolution of the Corporation; or (d) the Common Shares cease to be listed on certain eligible securities exchanges, including the NASDAQ or TSX.

In lieu of receiving the Fundamental Change Repurchase Price (or any portion thereof), Tilray may require the Corporation to redeem the Amended Note (or any portion thereof) in exchange for such number of Common Shares as is equal to the quotient (rounded up to the nearest whole number) obtained by dividing the Fundamental Change Repurchase Price (or applicable portion thereof) by the Market Stock Payment Price. In order to comply with section 610 of the TSX Company Manual, the Corporation is seeking approval of the Note Amendment Resolution to permit the use of the Market Stock Payment Price in connection with the Fundamental Change Repurchase Price. See “TSX Matters” below

(h)	Top-Up Right

Upon certain issuances by the Corporation of equity securities upon (i) the exercise, conversion or exchange of convertible securities under the Corporation’s equity-based compensation plans or (ii) the distribution of Common Shares under the Equity Purchase Agreement or the Corporation’s at-the-market distribution program (collectively, “Excluded Issuances”), Tilray will have a “top-up” right to subscribe for additional equity securities issued by the Corporation in order to maintain its pro rata equity ownership position in the Corporation. In such circumstances and subject to TSX approval, Tilray will have the right to subscribe for additional equity securities on the same terms as such securities were offered by the Corporation to other subscribers.

(i)	Pre-Emptive Right

In connection with certain distributions of the Corporation’s securities (other than Excluded Issuances) and subject to TSX approval, Tilray will have a pre-emptive right to subscribe for a number of such securities on a pro rata basis on the same terms and conditions as all other participants in such distribution.

(j)	Negative Covenants

(i)	Change of Control

The Corporation will not be permitted to complete any Change of Control without the prior written consent of Tilray unless the price per share paid in connection with such Change of Control exceeds the Conversion Price at that time multiplied by 130% or, if such Change of Control consists of the sale of all or substantially all of the consolidated assets of the Corporation, the proceeds of such sale, if distributed to the shareholders of the Corporation, on a per share basis, exceeds the Conversion Price at that time multiplied by 130%, in which case the prior written consent of Tilray shall not be required.

(ii)	Consolidations, Conversions or Mergers

Except as permitted pursuant to a Change of Control, the Corporation will not be permitted to do any of the following: (a) convert its corporate status (e.g., corporation, limited liability company, partnership) or the jurisdiction in which it is organized, formed or created, unless it shall have provided 30 days’ prior written notice to the collateral agent; (b) consummate a statutory division, merge or consolidate with or into, any Person; (c) convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets (whether now owned or hereafter acquired) of any Subsidiary (taken as a whole) to or in favour of any Person other than another Subsidiary; or (d) liquidate, wind-up or dissolve any Subsidiary.

(iii)	No Prepayment of Notes

The Corporation will not be permitted to redeem or repay the Amended Note prior to the Maturity Date without the prior written consent of the Holder.

(iv)	Minimum Liquidity

The Corporation shall at all times maintain Unrestricted Cash in an amount equal to or greater than US$20 million, provided that if at any time the Corporation fails to maintain Unrestricted Cash in an amount equal to or greater than US$20 million, the Corporation shall be entitled to cure such failure and shall not be in default of this covenant if it ensures, within 30 days thereafter, that the amount of its Unrestricted Cash is equal to or greater than US$20 million, provided further that the Corporation shall be entitled to cure such default only one time during the term of the Amended Note.

TSX Matters

Pursuant to Section 610(c) of the TSX Company Manual, a decrease in the conversion price of a previously issued convertible security must be submitted to the TSX for approval and will be reviewed as a new private placement. As the Amended Note will have a lower Conversion Price than the Note, the Amended Note will be considered a new private placement under the TSX Company Manual.

Pursuant to Section 607(g) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, in a proposed private placement of securities, the aggregate number of securities issuable is greater than 25% of the number of securities of the issuer that are outstanding, on a non-diluted basis, prior to the date of closing of the proposed transaction, where the price per security is less than the “market price” (as defined in Part I of the TSX Company Manual, being the five-day volume-weighted average price of the Common Shares on the TSX), without any applicable discount. For the purposes of the foregoing, the Note Transaction is regarded as a private placement by the TSX and the HTI Shares, Financial Advisor Shares as well as all Common Shares issuable on conversion, redemption or other payments under the Amended Note are considered as being issued at a price per security less than the “market price” (as defined in Part I of the TSX Company Manual, being the five-day volume-weighted average price of the Common Shares on the TSX) and are regarded by the TSX as being part of the number of securities being issued pursuant to the private placement.

Accordingly, under the TSX Company Manual, the Corporation cannot issue more than 25% of the number of Common Shares outstanding prior to the Closing Date as part of the issuances comprising the HTI Shares, Financial Advisor Shares or on conversion, redemption or other payments under the Amended Note, including in respect of any conversion of the Amended Note or satisfaction of any Fundamental Change Repurchase Price, Capitalized Interest or other interest payments in Common Shares, unless the Corporation has obtained shareholder approval contemplated by Section 607(g) of the TSX Company Manual with respect to the issuance of Common Shares in excess of such amount.

In addition, pursuant to section 610 of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, in a proposed private placement of convertible securities, the basis for determining the conversion price could result in a conversion price lower than that which may be determined in accordance with subsection 610(a) of the TSX Company Manual, which provides that the conversion price may be based on (i) either of, but not the lower of, the market price less the TSX’s applicable discount, at the time of issuance of the convertible security or at the time of conversion of such security, or (ii) the lower of market price, without any applicable discount, at the time of the issuance of convertible security or at the time of conversion of such security. For the purposes of the foregoing, the minimum share issuance price permitted by the TSX for Common Shares issuable on conversion, redemption or other payments under the Amended Note is the lesser of (i) the VWAP of the Common Shares on the TSX for the five trading days prior to the announcement of the Note Transaction (which was C$0.7327 or US$0.5785) and (ii) the VWAP of the Common Shares on the TSX for the five trading days prior to the time of the applicable payment in Common Shares (the “TSX Share Price Limitation”). The issuance of Common Shares in connection with the Note Transaction will be considered as potentially resulting in a conversion, redemption or other issuance at a price lower than that permitted pursuant to section 610 of the TSX Company Manual. Accordingly, under the rules of the TSX, and consequently the terms of the TSX’s approval for the Note Transaction, the Corporation cannot issue Common Shares to satisfy the HTI Shares or on the conversion, redemption or other payments under the Amended

Note, at a price lower than the TSX Share Price Limitation, including at the Market Stock Payment Price payable in respect of any Fundamental Change Repurchase Price or in connection with the Capitalized Interest or other interest payments payable in Common Shares, unless the Corporation has obtained shareholder approval contemplated by subsection 610(a) of the TSX Company Manual with respect to the issuance of Common Shares at prices less than such price.

Pursuant to Section 604(a)(i) of the TSX Company Manual, the TSX will generally require security holder approval as a condition of acceptance of a transaction involving the issuance or potential issuance of securities if, in the opinion of the TSX, the transaction will “materially affect control” of the listed issuer. Under the TSX Company Manual, a transaction is considered to “materially affect control” if it gives any security holder or combination of security holders acting together the ability to influence the outcome of a vote of security holders, including the ability to block significant transactions. A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or combination of security holders acting together is generally considered to materially affect control, unless the circumstances indicate otherwise. Transactions resulting in a holding of less than 20% of the voting securities may also materially affect control, depending on the circumstances.

The conversion of the Amended Note into Common Shares pursuant to the terms of the Amended Note may materially affect control of the Corporation. This will depend on a number of factors, including the date of conversion and the number of outstanding Common Shares on such date. However, if the Amended Note were converted on the date hereof, Tilray would hold more than 20% of the issued and outstanding Common Shares. As such, security holder approval is required pursuant to Section 604(a)(i) of the TSX Company Manual.

Voting Support Agreements

All of the Locked-up Parties have entered into Voting Support Agreements with Tilray. Pursuant to the Voting Support Agreements, the Locked-up Parties have agreed to vote all of their Common Shares in favour of the Note Amendment Resolution and the Standby Commitment Resolution and against any resolution submitted by any Shareholder that is inconsistent therewith.

Potential Dilution and Resulting Ownership

Conversion of the Amended Note

The following table sets out potential dilution to existing Shareholders as well as Tilray’s resulting ownership of Common Shares upon conversion of the Amended Note in full by Tilray at the Conversion Price, assuming receipt of the Note Amendment Shareholder Approval. The table below includes the dilution resulting from the issuance of the HTI Shares and Financial Advisor Shares.

	Assuming Principal Amount of US$160 million(1)	Assuming Principal Amount of US$188.7 million(2)	Assuming Principal Amount of US$188.7 million plus Capitalized Interest of US$28.7 million(3)
Assuming a CAD:USD Exchange Rate of USD$0.70
Common Shares issued and outstanding prior to conversion(4)	458,167,270	458,167,270	458,167,270
Common Shares issuable on conversion(5)	415,030,094	380,855,472	429,210,471
Dilution Factor(5)(6)	90.6%	83.1%	93.7%
Tilray Ownership(5)	30.8%	37.8%	41.2%

Assuming a CAD:USD Exchange Rate of USD$0.85
Common Shares issued and outstanding prior to conversion(4)	458,167,270	458,167,270	458,167,270
Common Shares issuable on conversion(5)	367,575,819	324,889,085	364,710,849
Dilution Factor(5)(6)	80.2%	70.9%	79.6%
Tilray Ownership(5)	26.8%	33.4%	36.6%

Notes:

(1)

Assumes conversion of the Amended Note immediately following Closing. HTI is permitted to redeem the Note prior to the Closing Date; provided, however, that the principal amount shall not be less than US$160 million on the Closing Date.

(2)	Assumes conversion of the Amended Note immediately following Closing. As of the date of this Circular, the principal amount of the Note was approximately US$188.7 million.
(3)

Assumes conversion of the Amended Note on the Maturity Date and a Closing Date of June 30, 2022. Reflects the aggregate principal amount if the maximum amount of Capitalized Interest is added to the principal amount over the full term of the Amended Note and that the principal amount is not reduced, converted or otherwise reduced prior to the Maturity Date. Assumes that the number of issued and outstanding Common Shares does not change between Closing and the Maturity Date.

(4)	As of April 11, 2022, the date on which the Transaction Agreement and Assignment and Assumption Agreement were entered into, there were 458,167,270 Common Shares issued and outstanding.
(5)

This figure includes the number of Common Shares issuable on conversion of the Amended Note as well as the issuance of the HTI Shares (based on the relevant principal amount of the Amended Note in each scenario) and the issuance of 21,779,281 Financial Advisor Shares (assuming a five day VWAP of the Common Shares on the TSX of CAD$0.4730, being the five day VWAP for the period ending May 6, 2022).

(6)

Dilution factor is calculated as the number of Common Shares issuable on the conversion of the Amended Note (including the HTI Shares and Financial Advisor Shares as set out in note (5)) divided by the number of Common Shares issued and outstanding prior to the conversion of the Amended Note.

Common Shares issuable on a Fundamental Change

Upon the occurrence of a Fundamental Change, Tilray has the right to require the Corporation to redeem the Amended Note for Common Shares. The number of Common Shares issuable is equal to the quotient obtained by dividing the Fundamental Charge Repurchase Price by the Market Stock Payment Price. The following table sets out two potential dilution scenarios to existing Shareholders as well as Tilray’s resulting ownership of Common Shares upon conversion of the Amended Note in full by Tilray following a Fundamental Change, assuming receipt of the Note Amendment Shareholder Approval. The dilutive impact of a Fundamental Change will depend on a number of factors. As a result, the following table is for information purposes only and should not be viewed as a forward-looking statement.

The following table assumes that: (a) the principal amount of the Amended Note is US$188.7 million, being the principal amount as of the date of this Circular; (b) a Fundamental Change Repurchase Price of US$198,135,000, being 105% of the outstanding principal amount of the Amended Note; and (c) that no interest has accrued and is unpaid as of the date of the Fundamental Change.

	Market Stock Payment Price of $0.30	Market Stock Payment Price of $0.70	Market Stock Payment Price of $1.10
Common Shares issued and outstanding(1)	458,167,270	458,167,270	458,167,270
Common Shares issuable(2)	914,174,080	428,196,100	295,656,650
Dilution Factor(2)(3)	199.5%	93.5%	64.5%

Tilray Ownership(2)	62.0%	41.1%	30.8%

Notes:

(1)	As of April 11, 2022, the date on which the Transaction Agreement and Assignment and Assumption Agreement were entered into, there were 458,167,270 Common Shares issued and outstanding.
(2)

Includes the number of Common Shares issuable upon the occurrence of a Fundamental Change as well as the issuance of 41,933,333 HTI Shares (based on a principal amount of the Amended Note of US$188.7 million) and the issuance of 21,779,281 Financial Advisor Shares (assuming a five day VWAP of the Common Shares on the TSX of CAD$0.4730, being the five day VWAP for the period ending May 6, 2022).

(3)

Dilution factor is calculated as the number of Common Shares issuable on the occurrence of a Fundamental Change (including the HTI Shares and Financial Advisor Shares as set out in note (2)) divided by the number of Common Shares issued and outstanding prior to the occurrence of a Fundamental Change.

RISK FACTORS RELATED TO THE NOTE TRANSACTION

In addition to the other information contained in this Circular, Shareholders should give careful consideration to the following risk factors prior to voting on the matters being put before them at the Meeting. Any of the matters highlighted in these risk factors could adversely affect the Corporation’s business and financial condition, causing a Shareholder to lose all, or part of, its, his or her investment. The risks and uncertainties described below are those relating to the Note Transaction which the Corporation currently believes to be material, but they are not the only ones faced by the Corporation. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that the Corporation currently considers not to be material, actually occur or become material risks, the Corporation’s business, prospects, financial condition, results of operations and cash flows and consequently the price of the Corporation’s securities could be materially and adversely affected.

Please refer to the risk factors disclosed in the Corporation’s Annual Information Form for the fiscal year ended July 31, 2021, dated October 29, 2021, for risk factors in respect of the Corporation’s business, as updated in the Corporation’s management’s discussion and analysis for the three and six months ended January 31, 2022.

The Corporation may fail to realize the anticipated benefits of the Note Transaction.

The Note Transaction is subject to normal commercial risks that the Note Transaction may not be completed on the terms negotiated or at all. The Corporation is undertaking the Note Transaction in order to better position its balance sheet, to provide the Corporation with enhanced financial flexibility and to extend its working capital, liquidity and overall financial position, while preserving the possibility of future increases in the value of the Common Shares. While the Note Transaction will extend the maturity date of the Note until May 1, 2026, there can be no assurances that the Corporation will be able to meet its obligations under the Amended Note or that the Common Shares will retain or increase in value following the completion of the Note Transaction.

The Note Transaction may not improve the financial condition of the Corporation.

Management believes that the Note Transaction will enhance the Corporation’s liquidity and provide it with continued operating flexibility. However, such belief is based on certain assumptions, including, without limitation, that the Corporation’s consolidated sales and relationships with suppliers, minority partners, customers and competitors will not be materially adversely affected and that they will be stable or will improve following the completion of the Note Transaction, that general economic conditions and the markets for the products and services of the Corporation’s subsidiaries will remain stable or improve, as well as the Corporation’s continued ability to manage costs. Should any of those assumptions prove false, the financial position of the Corporation may be materially adversely affected.

The Corporation has limited cash flow from operations and may need additional financing.

The Corporation has generated negative operating cash flow to date, including for the year ended July 31, 2021 and the six months ended January 31, 2022. For the fiscal year ended July 31, 2021, the Corporation reported an operating loss of $85.5 million, cash outflows from operating activities of $43.1 million and an accumulated deficit of $774.0 million. As discussed in Note 2 to the Corporation’s audited consolidated financial statements for the fiscal year ended July 31, 2021, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Corporation to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Corporation’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations.

As at January 31, 2022, the Corporation had approximately $37.7 million in non-restricted cash and a working capital deficiency of approximately $15.5 million. The Corporation’s existing cash and working capital do not provide sufficient liquidity to meet necessary cash outflow requirements for at least the next twelve months. If the Note Transaction and Equity Purchase Agreement are completed, the Corporation will gain access to approximately US$80 million which is currently restricted cash under the terms of the Note, and the Corporation will also have access to the Standby Commitment. Moreover, the completion of the Note Transaction will provide the Corporation with immediate operational flexibility as the modified terms of the Amended Note will be more favourable to it than the terms of the existing Note. This includes eliminating the Note’s monthly optional redemption feature, amending the financial covenants and extending the maturity of the Note by three additional years.

The Corporation is also seeking to drive accelerated organic growth, build market share and become operationally cash flow positive by the end of the third quarter for fiscal 2023 through “The Path Forward” transformational strategic plan. There are no guarantees that the Corporation will be successful in becoming cash flow positive from operations within that timeline. The Corporation can also not guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Corporation has negative cash flows in future periods, it may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO’s ability to pursue its business objectives. There is no assurance that additional future funding will be available to the Corporation, or that it will be available on terms which are acceptable to management.

Until the completion of the Note Transaction, HTI may continue to redeem the Note pursuant to its existing terms for approximately US$33.5 million in principal amount. Subject to the satisfaction by the Corporation of certain equity conditions as more particularly provided under the Note, the Corporation is able to pay any optional redemption payments in Common Shares. The Corporation is not currently in compliance with some of these equity conditions, however, and would require a waiver from HTI in order to satisfy any such redemptions in Common Shares. HTI has waived non-compliance with the equity conditions in the past to enable the Corporation to pay optional redemption payments in Common Shares but there can be no assurance that HTI will provide such waivers in the future. Moreover, if the Note Transaction is not completed, the Corporation may face significant optional redemptions under the existing Note which may have to be satisfied in cash.

As such, the Corporation is dependent on successfully closing the Note Transaction and Standby Commitment or finding additional sources of financing for sufficient liquidity. There is no assurance that the Note Transaction or the Standby Commitment will be completed or that additional future funding will be available to the Corporation, or that it will be available on terms which are acceptable to management.

The Note Transaction is subject to satisfaction or waiver of several conditions.

Completion of the Note Transaction is subject to the satisfaction of a number of conditions precedent, certain of which are outside of the Corporation’s control, including, but not limited to, the approval of the Note Amendment Resolution, the Competition Act Approval and other customary conditions. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Transaction Agreement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Note Transaction is not completed: (a) the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Note Transaction will be completed; (b) certain costs related to the Note Transaction, such as legal, accounting and financial advisory fees, must be paid by the Corporation even if the Note Transaction is not completed; (c) in certain instances, if the Note Transaction is not completed, the Corporation must pay the Termination Expense Reimbursement or Termination Fee to Tilray; (d) the Corporation may not be successful in finding another business opportunity that is of equal or greater benefit to the Corporation; and (e) the time and attention of the Corporation’s management will have been diverted away from the conduct of the Corporation’s business.

The Transaction Agreement may be terminated in certain circumstances.

The Corporation and Tilray have the right, in certain circumstances, to terminate the Transaction Agreement. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Transaction Agreement will not be terminated by either Party prior to the completion of the Note Transaction. See “BUSINESS TO BE TRANSACTED AT THE MEETING – Note Transaction – The Note Transaction – Transaction Documents – Transaction Agreement – Conditions Precedent to Closing the Note Transaction”.

If the Transaction Agreement is terminated or the Note Transaction is not consummated, there could be a potential material adverse effect on the Corporation.

If the Note Transaction is not completed, the market price of the Common Shares may decline. If the Note Transaction is not completed and the Board decides to seek another strategic acquisition, there can be no assurance that it will be able to find a purchaser of the Note of equal interest as Tilray or a party that would be willing to consummate a transaction on terms as favourable as the Note Transaction. Furthermore, in the event that the Transaction Agreement is terminated and the Note Transaction is not consummated, the Corporation may, in certain circumstances, be obligated to pay the Termination Expense Reimbursement or Termination Fee to Tilray.

Additionally, if the Note Transaction is not completed, the Note will remain in place and the Forbearance Covenant provided by HTI in the Transaction Agreement with respect to the Positive Adjusted EBITDA covenant in the Note will terminate. In such circumstances, there are no assurances that the Corporation will be able to obtain waivers from HTI in the future for non-compliance with the terms of the Note, including the Positive Adjusted EBITDA covenant.

If the Note Transaction is not completed, the Corporation will be subject to the risks under the Note.

If the principal amount of the Note is not converted into Common Shares or the Corporation does not pay or is unable to pay for any optional redemption payments under the Note in Common Shares, servicing the debt under the Note requires a significant amount of cash, and the Corporation may not have sufficient cash flow from its business to pay its obligations under the Note.

The Corporation’s ability to make scheduled payments of principal or to pay optional redemption payments or other amounts payable under the Note or to refinance the Note depends on the Corporation’s future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond the Corporation’s control. The terms of the Note require the Corporation to pay a remaining amount of approximately US$188.7 million to repay or redeem the full principal amount of the Note at maturity, and HTI has the right to require the Corporation to pay optional redemption payments and certain other amounts under the Note. The Corporation’s business may not generate cash flow from operations in the future sufficient to satisfy obligations under the Note. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive.

In certain instances where optional redemptions have been required by HTI, the Corporation has not been in compliance with certain equity conditions under the Note in order to be able to satisfy the optional redemption payments in Common Shares because the share price of the Common Shares was less than required under the equity conditions. In all such instances, HTI waived this non-compliance in order to enable the Corporation to pay these optional redemption payments in Common Shares. However, there can be no assurance that HTI will provide such waivers if required in the future. Furthermore, as of the date of this Circular, US$92,554,204 in optional redemption payments (representing an aggregate of US$84,140,185.45 of principal amount) which HTI has opted to be paid to date remains outstanding to be satisfied pending the election of an optional redemption stock payment date by HTI. The Corporation is not currently in compliance with the equity conditions in order to be able to satisfy these optional redemption payments in Common Shares because the share price of the Common Shares has been less than required under the equity conditions. If HTI refuses to waive this non-compliance, it would result in an event of default under the Note. Upon an event of default under the Note, the outstanding principal amount of the Note, plus any other amounts owed under the Note would become immediately due and payable. In such a circumstance, the Corporation may not be able to make accelerated payments required under the Note, and HTI could foreclose on the Corporation’s assets. An event of default under the Note would have a material adverse effect on the business, results of operations and financial condition of the Corporation and would also likely significantly diminish the market price of our Common Shares.

In addition, as at January 31, 2022, the Corporation was in breach of the covenant in the Note to achieve Positive Adjusted EBITDA for the three month period ended January 31, 2022. This failure to satisfy the Positive Adjusted EBITDA covenant constitutes an event of default under the terms of the Note, providing HTI the right to accelerate repayment of the Note at a value which is 115% of the principal amount outstanding. In connection with the Note Transaction, HTI provided the Corporation with the Forbearance Covenant and agreed to waive this event of default until the earlier of completion of the Note Transaction or its termination in accordance with the terms of the Note Transaction Agreement.

Tilray’s significant interest in the Corporation upon completion of the Note Transaction may impact the liquidity of the Common Shares.

If the Note Transaction is completed, Tilray will benefit from certain pre-emptive and top-up rights. In addition, if Tilray converts the Amended Note, it is expected to control a significant portion of the Common Shares. As a result, Tilray’s resulting significant voting interest in the Corporation may discourage transactions involving a change of control of the Corporation, including transactions in which an investor, as a Shareholder, might otherwise receive a premium for its Common Shares over the then-current market price.

The Common Shares that are issuable on conversion, redemption or in satisfaction of other payments under the Amended Note will significantly dilute Shareholders, and could affect the market price of the Common Shares.

If the Note Amendment Resolution is approved by Shareholders, a significant number of Common Shares would become potentially issuable upon conversion, redemption or in satisfaction of payment of other amounts under the Amended Note, and the lower the market or trading price of the Common Shares in the future, the greater the number of Common Shares would become potentially issuable to the holder(s) of the Amended Note. Factors both within and beyond the Corporation’s control could cause the market or trading price of the Common Shares to decline, even significantly, in the future. As a result, existing Shareholders will have their positions significantly diluted by the increase in additional outstanding Common Shares.

The pending Note Transaction may divert the attention of the Corporation’s management.

The proposed Note Transaction could cause the attention of the Corporation’s management to be diverted from the day-to-day operations of the business and customers or suppliers may seek to modify or terminate their business relationships with the Corporation. These disruptions could be exacerbated by a delay in the completion of the Note Transaction and could have an adverse effect on the business, operating results or prospects of the Corporation.

The Corporation may fail to realize the anticipated benefits of the Commercial Agreements.

The Commercial Agreements are subject to normal commercial risks that the Commercial Agreements may not be completed on the terms negotiated or at all. Furthermore, the Corporation is proposing to complete the Commercial Agreements to work together with Tilray in order to create the opportunity to realize certain benefits including, among other things, potential cost savings and operational synergies. As a result, the implementation of the Commercial Agreements will present challenges to management, including the integration of operations, various forms of technology, information technology and accounting systems, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees or customers.

If the Corporation is unable to successfully build its partnership with Tilray in an efficient and effective manner, the anticipated benefits and cost savings of the Commercial Agreements may not be realized fully, or at all, or it may take longer to realize them and at a significantly greater cost than expected. An inability to realize the full extent of the anticipated benefits and cost savings of the Commercial Agreements, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of the Corporation.

2.	Equity Purchase Agreement

The Standby Commitment

Background to the Equity Purchase Agreement

On March 3, 2022, the Corporation entered into a non-binding letter of intent with KAOS pursuant to which the Corporation, KAOS and such other parties that may be added to the standby commitment were expected to negotiate a standby equity purchase agreement.

On April 11, 2022, the Corporation entered into the Equity Purchase Agreement with KAOS and the Investor pursuant to which the Investor has agreed to purchase, and the Corporation has the right, but not the obligation, exercisable from time to time for a period of 36 months following the Commencement Date (the “Commitment Period”), to issue and sell, up to $180,000,000 (the “Maximum Commitment Amount”) of Put Shares (the “Standby Commitment”).

To reflect worsening stock market conditions and a decrease in the Corporation’s share price, the Corporation, the Investor and KAOS agreed to a minor amendment whereby the number of Initial Commitment Fee Shares to be issued were increased from 7,557,711 Common Shares to 10,843,373 Common Shares. In addition, the Floor Price was reduced from $0.7145 to $0.489 which is now to be calculated on the Restricted Date and not the Commencement Date as previously provided. The Corporation believes these amendments better reflect current market conditions and the significant benefit being received by the Corporation.

The Standby Commitment made by the Investor under the Equity Purchase Agreement is commonly referred to as an equity line of credit. The Standby Commitment is an arrangement pursuant to which the Investor commits to purchasing an aggregate number of Put Shares subject to a pricing formula derived from the Corporation’s market trading price. The Corporation will have the right, but not the obligation, to sell Put Shares that are the subject of the Standby Commitment to the Investor in a series of drawdowns during the Commitment Period, subject to the terms and limitations described below. The Standby Commitment was negotiated at arm’s length. Copies of the Equity Purchase Agreement are publicly available under the Corporation’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In order to comply with the rules of the TSX, the Corporation is required to obtain approval for certain aspects of the Standby Commitment from holders of a majority of the Common Shares, other than KAOS, the Investor and their respective associates and affiliates, present in person or by proxy at the meeting in accordance with sections 604(a)(i), 607(e) and 607(g)(i) of the TSX Company Manual (the “Standby Shareholder Approval”). See “TSX Approval Requirements” below. As of the date of this Circular, KAOS, the Investor and their respective associates and affiliates own 6,765,967 Common Shares.

Summary of the Equity Purchase Agreement

The following is a summary of the Equity Purchase Agreement and the Standby Commitment. This summary does not purport to be complete, and is subject to and qualified in its entirety by the terms of the Equity Purchase Agreement. For full particulars, reference should be made to the Equity Purchase Agreement. Capitalized terms used herein, but not defined, have the meanings ascribed thereto in the Equity Purchase Agreement

Put Right

Under the Equity Purchase Agreement, the Corporation will be entitled, during the first five days on which the TSX is open for business (“Trading Day”) in each calendar month, to deliver to the Investor, in each calendar month during the Commitment Period, a put notice (a “Put Notice”), which Put Notice shall (i) notify the Investor of its intention to draw down funds under the Standby Commitment and (ii) specify the amount of the proposed drawdown (the “Put Amount”). Upon the Corporation’s delivery of a Put Notice, the Investor will, subject to the conditions of the Equity Purchase Agreement summarized below, be required to purchase that dollar amount of Put Shares from the Corporation at a 7% discount from the VWAP per Common Share on the TSX during the twenty consecutive Trading Days immediately following the date the Put Notice is deemed delivered. Since the TSX considers a five day volume weighted average price when determining the maximum discount an issuer can issue equity securities without shareholder approval, the pricing formula under the Equity Purchase Agreement could result in issuances of Common Shares below this permitted discount. As a result, in order to comply with section 607(e) of the TSX Company Manual, the Corporation is seeking the Standby Shareholder Approval to permit the use of this pricing formula (see “TSX Approval Requirements” below). It is expected that the Common Shares to be issued pursuant to the Standby Commitment from time-to-time will be qualified by a prospectus and therefore be freely tradeable (see “Regulatory Relief” below).

Limitations on Put Right

The maximum Put Amount set out in an particular Put Notice shall be $5,000,000 provided that, if the Company does not exercise its rights under the Equity Purchase Agreement in full during the first five Trading Days of a particular calendar month (the “First Month”), then the maximum Put Amount for the subsequent calendar month (the “Second Month”) shall be $10,000,000 less the aggregate purchase price for all Put Shares for the First Month (the “Additional Put Amount”), in all cases subject to the limitation that the Put Amount cannot exceed the remaining portion of the Maximum Commitment Amount. If the Corporation does not draw down such Additional Put Amount in the Second Month, then all rights of the Corporation to draw down such Additional Put Amount shall be forfeited provided that a new Additional Put Amount may result if the Put Amount for the Second Month is less than $5,000,000.

Settlement

Within two Trading Days of the end of the Pricing Period, the Corporation will provide written notice (the “Calculation Notice”) to the Investor of the Subscription Price per Common Share and the number of Put Shares to be issued pursuant to the Put Notice. Depending on various factors including the Subscription Price under each draw, the number of draws under the Standby Commitment, the size of each draw, whether the Investor sells the Put Shares, whether any Additional Commitment Shares are issued and the future equity issuance of the Corporation, the Standby Commitment could result in the Investor receiving and holding a large number of Common Shares which could exceed 25% of all Common Shares or otherwise materially affect control. Additionally, the Put Shares and the Additional Commitment Shares, if any (as described below) may be issued to the Investor at a price less than the market price of the Common Shares less the maximum allowable discount, both as determined by TSX rules. As a result, in order to comply with section 604(a)(i), 607(e) and 607(g)(i) of the TSX Company Manual, the Corporation is seeking the Standby Shareholder Approval to the issuance of Common Shares in the Maximum Commitment Amount. See “TSX Approval Requirements” below.

Closing of each draw under the Standby Commitment will occur two Trading Days following the delivery of the Calculation Notice, whereupon the Investor shall deliver to the Corporation the aggregate Subscription Price, against delivery of the relevant number of Put Shares to be issued by the Corporation.

Commitment Fee

The Corporation has agreed to pay a commitment fee by issuing to the Investor the following Common Shares (such shares, the “Commitment Fee Shares”): (a) 10,843,373 Common Shares (“Initial Commitment Fee Shares”), subject to the legend restriction contemplated by Regulation 45-102 Respecting Resale of Securities, immediately following the TSX’s approval of the transaction, and (b) if the volume weighted average price of the Common Shares for the five trading days ending on Restricted Date is less than $0.489 (the “Floor Price”), such number of Common Shares (the “Additional Commitment Shares”) equal to (A) the Initial Commitment Fee Shares multiplied by (B) the number that is equal to the Floor Price divided by the VWAP per Common Share in the five Trading Days ending on the Restricted Date and (C) less the Initial Commitment Fee Shares.

Since the TSX considers a five day volume weighted average price when determining the maximum discount an issuer can issue equity securities without shareholder approval, the pricing formula for the Additional Commitment Shares could result in issuances of Common Shares below this permitted discount. As a result, in order to comply with section 607(e) of the TSX Company Manual, the Corporation is seeking the Standby Shareholder Approval to permit the use of this pricing formula (see “TSX Approval Requirements” below). It is expected that the Common Shares to be issued pursuant to the Standby Commitment from time-to-time will be qualified by a prospectus and therefore be freely tradeable (see “Regulatory Relief” below).

The number of Common Shares issuable under the Standby Commitment (other than the Initial Commitment Fee Shares) is unknown but Shareholder approval is required for the issuance of such Common Shares in accordance with Section 607(g) of the TSX Company Manual. See “TSX Approval Requirements” below.

Guarantee

The Investor’s performance of all of its obligations, covenants and agreements arising from the Equity Purchase Agreement is guaranteed by its affiliate KAOS, who covenants and agrees to be jointly and severally liable with the Investor under the Equity Purchase Agreement.

Covenants of the Corporation

The Equity Purchase Agreement contains covenants on the part of the Corporation customary for agreements of this kind, including covenants by the Corporation:

(a)	to secure the listing of all the Put Shares and Commitment Fee Shares issued to the Investor on the TSX;

(b)

to use its commercially reasonable efforts to continue the listing and trading of the Common Shares on the TSX and to comply with the reporting, filing and other obligations under the TSX rules and regulations and Applicable Securities Laws; and

(c)

following receipt of the Exemptive Relief Order, to qualify the distribution of all Put Shares and Additional Commitment Shares (if any) by filing a prospectus supplement to a base shelf prospectus and to have at all times an effective base shelf prospectus with enough capacity to allow the sale thereunder of all remaining Put Shares and Additional Commitment Shares.

Conditions to Put / Closing

The obligation of the Investor to subscribe for and purchase from the Corporation the number of Put Shares is subject to the satisfaction of a number of certain conditions, including, but not limited to: (i) trading in the Common Shares of the Corporation not having been suspended by regulatory authorities; (ii) no material adverse effect having occurred with respect to the Corporation, (iii) all applicable regulatory and shareholder approvals having been obtained; (iv) the Corporation having an effective existing base shelf prospectus with enough capacity to allow the sale of all of the Put Shares and Commitment Fee Shares; and (v) the Subscription Price per Common Share not being less than $0.30.

Termination

The Corporation may terminate the Equity Purchase Agreement at any time with prior written notice to the Investor, except during any Pricing Period. In addition, the Equity Purchase Agreement shall automatically terminate at the end of the Commitment Period.

Reasons for the Equity Purchase Agreement

The Board approved the Standby Commitment in order to provide the Corporation with flexibility with funding, while securing some measure of certainty as to pricing, and strengthen its balance sheet by reducing the Corporation’s debt to equity ratio, as the Corporation will use the proceeds under the Standby Commitment and fund interest payments under its Note, to fund one or more pre-payments of such Note, as such Note may be amended from time to time, and provide capital for general corporate and working capital purposes in the event that the funds are required to continue operations. After considering various financing options, the Board determined that the Standby Commitment represents the best financing option for the Corporation based on available capital, the associated timelines and the likelihood of completing the various financing options. In the event that the Standby Shareholder Approval is not obtained, the payment of interest payments under its Note and payments for general corporate and working capital purposes could require the use of significant cash resources by the Corporation, which it may or may not have.

Regulatory Relief

In addition to the Standby Shareholder Approval, the performance of the Standby Commitment is subject to receipt of the Exemptive Relief Order. As the distribution of Put Shares to the Investor pursuant to a prospectus may represent an indirect distribution of securities by the Corporation to the public through the Investor, acting as an intermediary, and as the Investor may be purchasing the Put Shares for the purposes of reselling them and may therefore be considered an “underwriter” as defined under relevant securities laws, the Corporation and the Investor are required to obtain the Exemptive Relief Order, providing for, inter alia, that the prohibition from acting as a dealer or underwriter, unless the person or company as registered as such, does not apply to the Investor in respect of the Standby Commitment, and that certain prospectus delivery requirements do not apply in connection with the issuance or resale of the Put Shares and certain related disclosure requirements. The Exemptive Relief Order is expected to contain, among other things, the following restrictions: (a) no extraordinary commission or consideration will be paid by the Investor to a person or company in respect of the dispositions of the Put Shares by the Investor to purchasers who acquire them from the Investor; (b) in effecting any re-sales of the Put Shares, the Investor will not engage in any sales, marketing or solicitation activities of the type undertaken by dealers or underwriters in the context of a public offering; and (c) the Investor will not solicit offers to purchase Put Shares in any jurisdiction in Canada and all sales of Put Shares through the facilities of TSX, NASDAQ or another exchange recognized or exempted from recognition by the securities regulator in a jurisdiction, will be completed through registered dealer(s) unaffiliated with the Investor or the Corporation. The prospectus qualifying the Put Shares will contain a full description of such restrictions.

TSX Approval Requirements

TSX Limitations and Standby Shareholder Approval

Pursuant to subsection 604(a)(i) of the TSX Company Manual, the TSX requires a listed issuer to obtain approval of a majority of shareholders voting at a meeting where, in a proposed transaction involving the issuance of securities, the transaction materially affects control of the issuer. The TSX Company Manual defines “materially affect control” as the ability of any security holder or a combination of security holders acting together to influence the outcome of a vote. Additionally, any person holding more than 20% of the voting shares of a listed company is deemed to materially affect the control of that company (the “Standby Limit”). For the purposes of the foregoing, as the number of Common Shares issuable under the Standby Commitment (including the number of Put Shares and Additional Commitment Shares) is unknown, and KAOS, the Investor and their respective associates and affiliates hold approximately 1.47% of the issued and outstanding Common Shares, it is possible that the aggregate number of securities issuable under the Standby Commitment may result in the Investor (either alone or together with its affiliates) holding more than 20% of the number of securities of the issuer which are outstanding or may otherwise result in the transaction materially affecting control of the issuer.

Accordingly, under the rules of the TSX, the Corporation may not be able to issue Common Shares pursuant to the Standby Commitment (other than the Initial Commitment Fee Shares) unless the Corporation has obtained shareholder approval contemplated by subsection 604(a)(i) with respect to the issuance of Common Shares.

Common Shares Issued Below Allowable Discount Thresholds

Pursuant to subsection 607(e) of the TSX Company Manual, the TSX requires a listed issuer to obtain approval of a majority of shareholders voting at a meeting where the price per Common Share for a private placement is lower than the market price less the maximum allowable discount. For the purposes of the foregoing, as (i) the Put Shares issuable under the Standby Commitment will be issued at a 7% discount from the VWAP per Put Share on the TSX during the twenty consecutive Trading Days immediately following the date the notice is deemed delivered and (ii) the Additional Commitment Shares, if any, will be issued at an effective price such that the average price of all Commitment Fee Shares will be equal to the VWAP per Common Share for the five trading ending on the Restricted Date, it is possible that the price per Common Share issuable under the Standby Commitment may be lower than the market price less the maximum allowable discount as determined at the time of issuance.

Accordingly, under the rules of the TSX, the Corporation may not be able to issue Put Shares or Additional Commitment Shares under the Standby Commitment at the price stipulated therein, unless the Corporation has obtained shareholder approval contemplated by subsection 607(e).

Issuing an Aggregate Number of Common Shares Potentially Greater than 25% of the Corporation’s Issued and Outstanding Common Shares

Pursuant to subsection 607(g) of the TSX Company Manual, the TSX requires a listed issuer to obtain approval of a majority of shareholders voting at a meeting where, in certain circumstances, the aggregate number of securities issuable is greater than 25% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the proposed transaction, where the price per security is less than the market price, without any applicable discount. For the purposes of the foregoing, as the number of Common Shares issuable under the Standby Commitment (including the number of Put Shares and Additional Commitment Shares) is unknown (and may be issued at a price per security that is less than the market price), it is possible that the aggregate number of securities issuable under the Standby Commitment may be greater than 25% of the number of securities of the Corporation which are outstanding, on a non-diluted basis, prior to the execution of the Equity Purchase Agreement.

Accordingly, under the rules of the TSX, the Corporation will not be able to issue Common Shares pursuant to the Standby Commitment (other than the Initial Commitment Fee Shares) unless the Corporation has obtained shareholder approval contemplated by subsection 607(g).

Additional Requirements

In connection with the Standby Commitment, the TSX has asked the Corporation and the Investor to make certain enhanced disclosures, including, the following:

•

issue a press release: (a) immediately following delivery of a Put Notice announcing the delivery of the Put Notice; and (b) immediately following each closing of the purchase and sale of the Put Shares announcing the closing of such sale, including the number of Put Shares issued and the issue price per Put Shares. Such press releases are to be pre-cleared by the market surveillance division (“Market Surveillance”) of the Investment Industry Regulatory Organization of Canada and Listed Issuer Services of the TSX;

•	the Standby Party will mark trades as “short” if it will not have a long position by the settlement date for any sales in accordance with the Universal Market Integrity Rules;

•	the Standby Party providing the TSX with details of sales made during each Pricing Period, within five business days of the end of such Pricing Period;

•	the Standby Party providing the TSX with a list of participating organizations through which the Standby Party may trade the Put Shares;

•

the Standby Party advising Market Surveillance of any participating organization acting on its behalf to trade in any securities of the listed issuer during any Pricing Period unless the securities qualify as a highly-liquid security, as defined in the Universal Market Integrity Rules, during such Pricing Period;

•

a written undertaking executed by a duly authorized representative of the Standby Party to advise TSX of any change to its list of participating organizations through which the Investor will trade the Put Shares; and

•	a written undertaking executed by a senior officer of the Corporation that the Corporation will provide a copy of each Put Notice to the TSX and Market Surveillance.

Potential Dilution and Resulting Ownership

The following table sets out potential dilution scenarios to existing Shareholders as well as the Investor’s resulting ownership of Common Shares, assuming receipt of the Standby Shareholder Approval and that the Corporation elects to drawdown a certain percentage of the Maximum Commitment Amount at the indicative Subscription Price per Common Share below:

Subscription Price		$0.30(1), (2)	$0.70(1), (3)	$1.10(1), (3)

33% of the Maximum Commitment Amount	Total Number of Common Shares Potentially Issuable	251,024,094	95,700,516	64,843,373
	Total Number of Common Shares held by Investor	257,790,061	102,466,483	71,609,340
	Investor % holdings(4)	36.3%	18.50%	13.69%
	Dilution factor of other Shareholders(5)	54.8%	20.9%	14.2%

50% of the Maximum Commitment Amount	Total Number of Common Shares Potentially Issuable	353,024,094	139,414,802	92,661,555
	Total Number of Common Shares held by Investor	359,790,061	146,180,769	99,427,522
	Investor % holdings(4)	44.4%	24.46%	18.05%
	Dilution factor of other Shareholders(5)	77.1%	30.4%	20.2%

100% of the Maximum Commitment Amount	Potential Share Issuance under Standby Commitment	653,024,094	267,986,230	174,479,737
	Total Number of Common Shares held by Investor	659,790,061	274,752,197	181,245,704
	Investor % holdings(4)	59.4%	37.84%	28.65%
	Dilution factor of other Shareholders(5)	142.5%	58.5%	38.1%

Notes:

(1)	Includes 10,843,373 Initial Commitment Fee Shares and Put Shares to be issued under each scenario.

(2)

Assumes that the volume weighted average price of the Common Shares for the five trading days ending on the Restricted Date is equal to $0.10. Based on this assumption, 42,180,720 Additional Commitment Shares will be issued.

(3)

Assumes that the volume weighted average price of the Common Shares for the five trading days ending on Restricted Date is equal to the Subscription Price and therefore exceeds the Floor Price. As such, no Additional Commitment Shares are issued.

(4)	Includes the 6,765,967 Common Shares owned by KAOS, the Investor and their respective associates and affiliates as of the date of the Circular.

(5)	Dilution factor is calculated as the number of Common Shares issuable under the Standby Commitment divided by the number of Common Shares issued and outstanding prior to such issuance.

As shown in the table above, if the maximum number of Common Shares are issued under the Standby Commitment, being 653,024,094 assuming the Common Shares are issued at the Minimum Price, then the Investor’s voting power in the Corporation may increase from 1.5% to 59.4%, while existing Shareholders’ interests may be diluted from 98.5% to 40.6%.

Standby Commitment Resolution

At the Meeting, Shareholders will be asked to consider and, if thought fit, approve the Standby Commitment Resolution.

It is the intention of the persons named in the accompanying form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxies FOR the Standby Commitment Resolution. The full text of the Standby Commitment Resolution is set forth in Appendix B to this Circular.

RISK FACTORS RELATED TO THE STANDBY COMMITMENT

In addition to the other information contained in this Circular, Shareholders should give careful consideration to the following risk factors prior to voting on the matters being put before them at the Meeting. Any of the matters highlighted in these risk factors could adversely affect the Corporation’s business and financial condition, causing a Shareholder to lose all, or part of, its, his or her investment. The risks and uncertainties described below are those relating to the Standby Commitment which the Corporation currently believes to be material, but they are not the only ones faced by the Corporation. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that the Corporation currently considers not to be material, actually occur or become material risks, the Corporation’s business, prospects, financial condition, results of operations and cash flows and consequently the price of the Corporation’s securities could be materially and adversely affected.

Please refer to the risk factors disclosed in the Corporation’s Annual Information Form for the fiscal year ended July 31, 2021, dated October 29, 2021 for risk factors in respect of the Corporation’s Business, as updated in the Corporation’s management’s discussion and analysis for the three and six months ended January 31, 2022.

The Standby Commitment is subject to satisfaction or waiver of several conditions.

Completion of the Standby Commitment is subject to the satisfaction of a number of conditions precedent, certain of which are outside of the Corporation’s control, including, but not limited to, the approval of the Standby Commitment Resolution, and other customary conditions. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Equity Purchase Agreement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Standby Commitment is not completed: (a) certain costs related to the Equity Purchase Agreement, such as legal, accounting and financial advisory fees, must be paid by the Corporation even if the Standby Commitment is not completed; (b) the Corporation may not be successful in finding another business opportunity that is of equal or greater benefit to the Corporation; and (c) the time and attention of the Corporation’s management will have been diverted away from the conduct of the Corporation’s business.

The Common Shares to be issued under the Equity Purchase Agreement may dilute Shareholders.

If the Standby Commitment is approved by Shareholders, a significant number of Common Shares would become potentially issuable to the Investor under the Equity Purchase Agreement. Additionally, the lower the market or trading price of the Corporation’s Common Shares in the future, the greater the number of Common Shares would become potentially issuable to the Investor. Factors both within and beyond the Corporation’s control could cause the market or trading price of the Common Shares to decline, even significantly, in the future. As a result, existing Shareholders will have their positions significantly diluted by the potential increase in additional outstanding Common Shares to the Investor.

The issuance and future sale of Common Shares could affect the market price.

If the Standby Commitment is completed, and subject to the terms of the Equity Purchase Agreement, the potential issuance of Common Shares to the Investor, and the sale of Common Shares in the public market from time to time, could depress the market price for Common Shares.

The Investor may engage in re-sales or other hedging strategies.

If the Standby Commitment is completed, the Investor may engage in re-sales or other hedging strategies to reduce or eliminate investment risks associated with a drawdown. Such transactions could have a significant effect on the market price of the Common Shares.

If the Equity Purchase Agreement is terminated or the Standby Commitment is not consummated, there could be a potential material adverse effect on the Corporation.

If the Standby Commitment is not completed, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Standby Commitment will be completed. If the Standby Commitment is not completed and the Board decides to seek an equity line of credit from another strategic investor, there can be no assurance that it will be able to find an investor of equal interest as the Investor or a party that would be willing to consummate a transaction on terms as favourable as the Standby Commitment. Failure by the Corporation to have access to financing on the terms and conditions of the Standby Commitment may be materially adverse to the Corporation.

There is a potential for the Investor to exercise significant influence on the operations of the Corporation because of the potential increase in voting power if the Standby Commitment is approved.

If Shareholders approve the Standby Commitment Resolution, and Common Shares under the Standby Commitment are subscribed for and held, and not re-sold, by the Investor, the Investor’s voting power in the Corporation will increase. Accordingly, the Investor may potentially have the ability to exercise an increased influence on the Corporation’s decisions as compared to other Shareholders.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is TSX Trust Company at its office in Toronto, Ontario, M5H 4H1. The co-transfer agent for the Corporation in the United States is Continental Stock Transfer & Trust Company at its offices in New York, New York.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except for the disclosed transaction below, or in the audited financial statements of the Corporation for the year ended July 31, 2021, neither the Corporation nor any director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended July 31, 2021, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

The Corporation was previously a shareholder of Belleville Complex Inc. (“BCI”), a joint venture with Olegna Holdings Inc. (“OHI”). The primary purpose of BCI is the ownership and management of a property in Belleville, Ontario, which previously served as one of the Corporation’s main manufacturing facilities. The Corporation previously held a 25% interest in BCI, while OHI owned the remaining 75%. OHI is directly controlled by Vincent Chiara, a director of the Corporation. During the year ended July 31, 2021, the Corporation had in place an anchor tenant agreement with BCI for a 15-year period and leased 912,600 sq. ft. of the property, resulting in annual rent of C$5,370,000 and a future commitment of approximately C$44,708,000. On January 18, 2021, the Corporation sold its 25% interest in BCI to OHI for net proceeds of approximately C$10.1 million. The sale of the Corporation’s interest in BCI to OHI was a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because OHI is majority owned and controlled by

Vincent Chiara. The Corporation relied on applicable exemptions from the minority approval and valuation requirements of MI 61-101 on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeded 25% of the Corporation’s market capitalization. The sale price for the Corporation’s interest in BCI was determined by an arm’s length third-party appraisal to be $15.5 million. On April 21, 2022, the Corporation announced transitioning of operations conducted at its Belleville facility to other sites to further streamline operations and capitalize on efficiencies. Following an extensive review of site capabilities, the Corporation identified this transition as an opportunity to further optimize network operations and is designed to leverage other sites with available infrastructure and capabilities to improve production outputs, significantly reduce costs and identify additional efficiencies as the Corporation continues to strive towards becoming cash flow positive from operations.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in this Circular. However, if other matters that are not known to management should properly come before the Meeting, the enclosed form of proxy will be used to vote on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended July 31, 2021. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or upon written request to the Corporate Secretary at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2.

APPROVAL OF BOARD

The contents of this Circular and delivery of it to each director of the Corporation, to the auditors of the Corporation and to the Shareholders of the Corporation entitled to notice of the Meeting, have been approved by the directors of the Corporation.

DATED at Gatineau, Québec on May 9, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Charlie Bowman”

Charlie Bowman

Acting President and Chief Executive Officer

Appendix A

Note Amendment Resolution

WHEREAS HEXO Corp. (the “Corporation”) has issued a senior secured convertible note dated May 27, 2021, in the principal amount of US$360.0 million and due May 1, 2023, (the “Note”) to HT Investments MA LLC (“HTI”);

WHEREAS the Corporation entered into a Transaction Agreement and an Assignment and Assumption Agreement, each on April 11, 2022, with Tilray Brands, Inc. (“Tilray”) and HTI pursuant to which, among other things, HTI and the Corporation will amend and restate the terms of the Note and enter into an amended and restated note (the “Amended Note”) and, immediately thereafter, HTI will sell the Amended Note to Tilray upon the terms and conditions of the Assignment and Assumption Agreement; and

WHEREAS the Corporation wishes to obtain shareholder approval for certain matters relating to the Amended Note as required pursuant to the rules of the Toronto Stock Exchange (the “TSX”), including (i) the potential issuance of more than 25% of the issued and outstanding common shares of the Corporation (“Common Shares”) in connection with and on the conversion of the Amended Note, on a non-diluted basis; (ii) the issuance of Common Shares to Tilray which may materially affect control of the Corporation; and (iii) the issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares, less the maximum allowable discount, both as determined by TSX rules, in the event that it wishes to or is required to satisfy certain redemption or other payments under or in connection with the Amended Note in Common Shares;

NOW THEREFORE BE IT RESOLVED THAT:

(1)

The issuance of Common Shares in connection with and pursuant to the terms of the Amended Note, which may represent more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), all as more particularly described in the Circular, is hereby authorized and approved.

(2)

The issuance of Common Shares pursuant to the Amended Note such that the issuance may materially affect control of the Corporation, all as more particularly described in the Circular, is hereby authorized and approved.

(3)

The issuance of Common Shares pursuant to or in connection with the Amended Note at a price less than the market price of the Common Shares, less the maximum allowable discount, both as determined by TSX rules, in the event that the Corporation wishes to or is required to satisfy certain redemption or other payments under or in connection with the Amended Note in Common Shares, all as more particularly described in the Circular, are hereby authorized and approved.

(4)	These approvals are given for all purposes pursuant to the TSX Company Manual, including, without limitation, Sections 604(a)(i), 607(e), 607(g)(i) and 610 thereof.

(5)

Any one director or officer of the Corporation be, and each of them is hereby, authorized and directed, for and on behalf and in the name of the Corporation, to execute, or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments (including all such documents as are necessary or desirable to give effect to the listing of the Common Shares issuable upon conversion or redemption of the Amended Note or otherwise in connection with the Amended Note on the TSX in accordance with the Amended Note) and to perform, or cause to be performed, all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix B

Standby Commitment Resolution

WHEREAS Hexo Corp. (the “Corporation”) has entered into an equity purchase agreement (the “Equity Purchase Agreement”) dated April 11, 2022, with KAOS Capital Ltd. (“KAOS”) and 2692106 Ontario Inc. (the “Investor”), an affiliate of KAOS; and

WHEREAS the Corporation wishes to obtain shareholder approval for certain matters relating to the Equity Purchase Agreement as required pursuant to the rules of the Toronto Stock Exchange (the “TSX”), including (i) the potential issuance of more than 25% of the issued and outstanding common shares of the Corporation (the “Common Shares”), on a non-diluted basis; (ii) the issuance of Common Shares to the Investor which may materially affect control of the Corporation; and (iii) the potential issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares less the maximum allowable discount, each as determined by TSX rules;

NOW THEREFORE BE IT RESOLVED THAT:

(1)

The issuance of Common Shares pursuant to the Equity Purchase Agreement and Standby Commitment (other than the Initial Commitment Fee Shares) (as such terms are defined in the Circular), all as more particularly described in the Circular, is hereby authorized and approved.

(2)

The issuance of Common Shares pursuant to the Equity Purchase Agreement and Standby Commitment such that the issuance may materially affect control of the Corporation all as more particularly described in the Circular, is hereby authorized and approved.

(3)

The Subscription Price (as defined in the Circular), and the resulting issuance of Common Shares by the Corporation at a price which may be less than the market price of the Common Shares, less the maximum allowable discount, as determined by TSX rules, all as more particularly described in the Circular, is hereby authorized and approved.

(4)	These approvals are given for all purposes pursuant to the TSX Company Manual, including without limitation sections 604(a)(i), 607(e) and 607(g)(i) thereof.

(5)

Any one director or officer of the Corporation be, and each of them is hereby, authorized and directed, for and on behalf and in the name of the Corporation, to execute, or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments (including all such documents as are necessary or desirable to give effect to the listing of the Common Shares issuable in connection with the Equity Purchase Agreement and Standby Commitment on the TSX in accordance with the Equity Purchase Agreement) and to perform, or cause to be performed, all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.